14005224

MANUALLY SIGNED

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SEC Mail Processing Section
JAN 28 2014
Washington DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Sugar Creek Financial Corp.
Exact name of registrant as specified in charter

0001592407
Registrant CIK Number

Exhibit 99.1 to the Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-192700
SEC file number, if available

S-________________ ______________________________
(Series identifier(s) and name(s), if applicable, add more lines as needed

C-________________ ______________________________
(Class (contact) identifier(s) and name(s), if applicable; add more lines as needed

____
Report period (if applicable)

N/A
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)
__X__ Rule 202 (Continuing Hardship Exemption)
_____ Rule 311 (Permitted Paper Exhibit)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

Grant of Continuing Hardship Exemption

November 21, 2013

Applicant: Sean P. Kehoe

Company Name: Sugar Creek Financial Corp. /MD

Form Type: S-1

Period: To be filed around December 6, 2013

Subject document[s]: Exhibit 99.1 – Appraisal Report

We considered your continuing hardship exemption request submitted via EDGAR on November 20, 2013 (Accession no. 0001193125-13-448157) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Heather Mackintosh
Acting Chief
Office of Information Technology
Division of Corporation Finance

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Trenton, State of Illinois on January 28, 2014.

SUGAR CREEK FINANCIAL CORP.

By /s/ Robert J. Stroh, Jr.
Robert J. Stroh, Jr.
Chairman, Chief Executive Officer and Chief Financial Officer

MANUALLY SIGNED

PRO FORMA VALUATION UPDATE REPORT

SUGAR CREEK FINANCIAL CORP.
Trenton, Illinois

PROPOSED HOLDING COMPANY FOR:
TEMPO BANK
Trenton, Illinois

Dated As Of:
January 17, 2014

Prepared By:

RP® Financial, LC.
1100 North Glebe Road, Suite 600
Arlington, Virginia 22201

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

January 17, 2014

Boards of Directors
Sugar Creek MHC
Sugar Creek Financial Corp.
Tempo Bank
28 West Broadway Street
Trenton, Illinois 62293

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements stipulated in the Code of Federal Regulations and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" (the "Valuation Guidelines") of the Office of Thrift Supervision ("OTS") and accepted by the Federal Reserve Board ("FRB"), the Office of the Comptroller of the Currency ("OCC"), the Federal Deposit Insurance Corporation ("FDIC"),and applicable regulatory interpretations thereof. Our original appraisal report, dated November 15, 2013 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On December 3, 2013, the Boards of Directors of Sugar Creek MHC (the "MHC"), Sugar Creek Financial Corp. ("Sugar Creek" or the "Company") and Tempo Bank (the "Bank"), Trenton, Illinois, unanimously adopted a plan of conversion whereby the MHC will convert to stock form. As a result of the conversion, Sugar Creek, which currently owns all of the issued and outstanding common stock of the Bank, will be succeeded by a newly-formed Maryland corporation which also will be named Sugar Creek Financial Corp. The MHC will consolidate its assets and equity into the Company and following the conversion the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Sugar Creek or the Company. As of December 31, 2013 the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 56% of the common stock (the "MHC Shares") of Sugar Creek. The remaining 44% of Sugar Creek's common stock was owned by public shareholders.

It is our understanding that Sugar Creek will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans, Supplemental Eligible Account Holders and Other Members,

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all orders received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated offering or in a firm commitment underwritten public offering. Upon completing the mutual-to-stock conversion and stock offering (the "Second Step Conversion"), the Company will be 100% owned by public shareholders, and the publicly-held shares of Sugar Creek will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed, taking into account the impact of the MHC assets and equity in the Second Step Conversion, consistent with FRB policy with respect to the treatment of MHC assets that will be consolidated with the Company.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Sugar Creek's financial condition, including financial data through December 31, 2013; (2) an updated comparison of Sugar Creek's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and, (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which Sugar Creek's common stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the 12 months ended September 30, 2013 and updated financial information through December 31, 2013 for the Company. Sugar Creek's assets decreased by $1.5 million or 1.7% from September 30, 2013 to December 31, 2013, primarily due to a decrease in cash and equivalents which were used to fund outflows of deposits. Loans receivable decreased slightly, by $0.3 million, with single family owner-occupied and non-owner occupied loans continue to comprise the majority of total loans (90.6%) as of December 31, 2013. Quality loan demand

Table 1
Sugar Creek Financial Corp.
Recent Financial Data

	At Sept. 30, 2013		At Dec. 31, 2013	
	Amount ($000)	% of Assets (%)	Amount ($000)	% of Assets (%)
Balance Sheet Data				
Assets	$88,367	100.00%	$86,900	100.00%
Cash and Cash Equivalents	11,807	13.36%	9,827	11.31%
FHLB Stock	1,166	1.32%	1,166	1.34%
Loans Receivable, net	73,494	83.17%	73,763	84.88%
Fixed Assets	1,136	1.29%	1,133	1.30%
Real Estate Owned	309	0.35%	309	0.36%
Deposits	72,602	82.16%	70,933	81.63%
FHLB Advances, Other Borrowed Funds	5,000	5.66%	5,000	5.75%
Stockholders' Equity	10,189	11.53%	10,297	11.85%

	12 Months Ended Sept. 30, 2013		12 Months Ended Dec. 31, 2013	
	Amount ($000)	% of Avg. Assets (%)	Amount ($000)	% of Avg. Assets (%)
Summary Income Statement				
Interest Income	$3,590	3.99%	$3,515	3.93%
Interest Expense	(720)	-0.80%	(702)	-0.79%
Net Interest Income	$2,870	3.19%	$2,813	3.15%
Provision for Loan Losses	(7)	-0.01%	1	0.00%
Net Interest Income after Provisions	$2,863	3.19%	$2,814	3.15%
Other Operating Income	$156	0.17%	$144	0.16%
Operating Expense	(2,399)	-2.67%	(2,387)	-2.67%
Net Operating Income	$620	0.69%	$571	0.64%
Net Non-Operating Income	$15	0.02%	$15	0.02%
Net Income Before Tax	$635	0.71%	$586	0.66%
Income Taxes	(244)	-0.27%	(217)	-0.24%
Net Income (Loss)	$391	0.44%	$369	0.41%
Core Net Income (Loss)	$383	0.43%	$361	0.40%

Source: Sugar Creek's preliminary prospectus and RP Financial calculations.

and origination activity remained stable and at modest levels over the most recent three month period, reflecting little change in the Company's economic and operating environment. Cash and equivalent decreased from $11.8 million or 13.4% of assets at September 30, 2013, to $9.8 million or 11.3% of assets at December 31, 2013, while FHLB stock was unchanged.

Reflecting Sugar Creek's primary source of funds of retail deposits held by individuals and businesses within its market area, the Company's deposits decreased by $1.7 million, from $72.6 million at September 30, 2013, to $70.9 million, or 81.6% of assets, at December 31, 2013. The deposit decline for the three month period was primarily a result of the withdrawal of certain funds as depositors are thought to be moving funds back into the stock market or other equity investments. In addition, Sugar Creek continues to allow higher cost certificates of deposits to be withdrawn in concert with the Company's efforts to reduce overall funding costs and available liquidity given the limited sources of quality loans.

Borrowings remained unchanged at $5.0 million as of December 31, 2013, or 5.8% of assets. As of December 31, 2013, the borrowings continued to consist of medium term advances from the FHLB of Chicago with a weighted average cost of 4.71%. Sugar Creek's equity increased slightly from $10.189 million or 11.53% of assets at September 30, 2013 to $10.297 million or 11.85% of assets at December 31, 2013 because of profitable operations and additions to retained earnings. Equity growth during the fourth quarter was realized through the retention of income of $104,000.

Updated credit quality measures showed a reduction in non-performing assets ("NPAs"), inclusive of accruing troubled debt restructured loans. Based on information provided by the Company, Sugar Creek's NPAs decreased from $2.003 million or 2.27% of assets at September 30, 2013, to $1.778 million or 2.05% of assets at December 31, 2013. The balance of non-accruing loans decreased over the last quarter, while real estate owned ("REO"), consisting of a single property, remained constant and accruing troubled debt restructured loans increased slightly. As of December 31, 2013, NPAs consisted of $498,000 of non-accruing loans, $309,000 of REO and $971,000 of accruing troubled debt restructured loans.

Sugar Creek's operating results for the 12 months ended September 30, 2013 and December 31, 2013 are also set forth in Table 1. The Company's reported earnings decreased from $0.391 million or 0.44% of average assets for the 12 months ended September 30, 2013 to $0.369 million or 0.41% of average assets for the 12 months ended December 31, 2013. The decrease in net income was mostly due to lower levels of net interest income and non-interest income, offset in part by slightly lower operating expenses on a trailing 12 month basis. The Company's core net income equaled $0.361 million or 0.40% of average assets for the 12 months ended December 31, 2013. Such income reflects the exclusion of net non-operating income consisting of a net gain on an involuntary conversion of an asset.

Sugar Creek's net interest income decreased from $2.870 million for the 12 months ended September 30, 2013, to $2.813 million for the 12 months ended December 31, 2013, primarily due to lower yields on the loan portfolio, offset in part by lower funding costs. The net interest income ratio declined by 4 basis points, reflecting reductions in the average yield on interest earning assets and cost of funds of 27 and 6 basis points, respectively, for the three month periods ended December 31, 2013 and 2012.

Operating expenses were slightly lower during most recent 12 month period, decreasing from $2.399 million for the 12 months ended September 30, 2013, to $2.387 million for the 12 months ended December 31, 2013, while the ratio of operating expenses remained stable. The decrease in operating expenses was mostly attributable to lower levels of losses and expenses related to foreclosed real estate, offset in part by higher equipment and data processing expense.

Non-interest operating income was lower during the most recent 12 month period and equaled 0.16% of average assets for the 12 months ended December 31, 2013, as shown in Table 1, compared to 0.17% of average assets for the 12 months ended September 30, 2013. Included in this income category is income from various banking services and products, including deposit accounts, loan service charges and other miscellaneous income.

The Company's updated efficiency ratio of 80.7% (operating expenses as a percent of net interest income and non-interest operating income) was slightly less favorable compared to the 79.5% efficiency ratio recorded for the 12 months ended September 30, 2013. Total non-operating income remained unchanged in both periods and reflected the insurance proceeds received from damage to certain of the Company's computer systems.

Improving credit quality trends supported a reduction in loan loss provisions established during the most recent 12 month period, to a $1,000 credit for the 12 months ended December 31, 2013. As of December 31, 2013, the Company maintained an allowance for loan losses of $368,000, equal to 73.90% of non-accruing loans.

2. <u>Peer Group Financial Comparisons</u>

Tables 2 and 3 present updated financial characteristics and operating results for Sugar Creek, the Peer Group and all publicly-traded thrifts. The Company's ratios are based on financial results through December 31, 2013, while the Peer Group's information is through September 30, 2013, unless otherwise indicated for the Peer Group companies. In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Company's updated interest-earning asset composition reflected a lower concentration of cash and investments and a higher concentration of loans. Overall, the Company's and the Peer Group's updated interest-earning assets-to-assets ratios equaled 97.5% and 96.3%, respectively.

Sugar Creek's funding composition continued to show a higher concentration of deposits and a lower concentration of borrowings relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 87.4% and 83.9% for the Company and the Peer Group, respectively. Sugar Creek's updated tangible equity-to-assets ratio equaled 11.9%, which fell below the comparable Peer Group ratio of 14.6%. Sugar Creek's updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 111.6%, which remained below the comparable Peer Group ratio of 114.8%. As discussed in the Original Appraisal, the additional equity realized from stock proceeds should serve to increase Sugar Creek's IEA/IBL ratio, as the level of interest-bearing liabilities funding assets will be lower, due to the increase in equity realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of September 30, 2013

		Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
		Cash & Equivalents	MBS & Invest	BOLI	Net Loans (1)	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Sugar Creek Financial Corp.																					
December 31, 2013		11.3%	1.3%	0.0%	84.9%	81.6%	5.8%	0.0%	11.9%	0.0%	11.9%	-4.32%	-22.95%	-0.48%	-5.92%	0.00%	3.49%	3.49%	11.36%	11.36%	23.04%
All Public Companies																					
Averages		6.1%	21.0%	1.9%	66.6%	74.5%	10.5%	0.4%	13.4%	0.7%	12.7%	3.85%	2.49%	6.02%	4.54%	-2.10%	0.54%	0.20%	12.84%	12.71%	20.86%
Medians		3.8%	16.9%	1.9%	68.7%	75.8%	8.5%	0.0%	12.4%	0.0%	11.3%	1.54%	-0.78%	3.98%	1.66%	-2.09%	-1.03%	-0.92%	12.44%	12.39%	19.39%
Comparable Group																					
Averages		5.8%	23.0%	1.6%	65.9%	74.8%	8.9%	0.2%	15.2%	0.5%	14.6%	3.36%	17.37%	0.66%	3.86%	-3.52%	10.22%	11.66%	12.98%	12.98%	19.85%
Medians		2.9%	22.8%	1.8%	62.5%	76.0%	7.6%	0.0%	14.1%	0.2%	13.6%	2.74%	2.59%	-0.35%	3.45%	-2.00%	-4.18%	-3.00%	11.23%	11.23%	17.84%
Comparable Group																					
CZWI	Citizens Community Bncp	3.5%	15.0%	0.0%	78.4%	80.7%	9.0%	0.0%	9.8%	0.0%	9.7%	4.59%	8.93%	2.99%	6.00%	1.52%	-1.67%	-1.57%	9.85%	9.85%	16.26%
FCLF	First Clover Leaf Fin Corp.	18.8%	17.4%	1.3%	57.2%	80.7%	7.0%	0.6%	11.4%	1.8%	9.6%	17.09%	91.30%	-5.01%	24.20%	-2.00%	-6.73%	-7.54%	9.54%	9.54%	17.68%
IROQ	IF Bancorp Inc.	2.0%	35.7%	1.4%	58.9%	70.5%	13.3%	0.0%	15.2%	0.0%	15.2%	5.05%	-14.13%	22.07%	10.37%	-4.72%	-6.93%	-6.93%	15.30%	15.30%	27.70%
JXSB	Jacksonville Bancorp	2.7%	35.7%	2.1%	54.8%	77.2%	7.8%	0.0%	13.1%	0.9%	12.2%	1.62%	0.31%	1.94%	-4.21%	NM	-6.00%	-6.39%	11.24%	11.24%	18.00%
LPSB	LaPorte Bancorp Inc	3.0%	34.3%	2.7%	54.8%	67.1%	14.1%	1.0%	16.7%	1.7%	14.9%	2.99%	36.72%	-12.67%	-7.69%	32.85%	40.62%	47.89%	NA	NA	NA
LSBI	LSB Financial Corp.	7.7%	15.1%	1.9%	71.7%	85.1%	2.8%	0.0%	11.3%	0.0%	11.3%	0.07%	77.62%	-12.24%	0.90%	-33.33%	4.81%	4.81%	11.22%	11.22%	17.35%
MCBK	Madison County Financial Inc.	1.6%	16.5%	1.7%	76.5%	73.5%	2.2%	0.0%	22.9%	0.4%	22.5%	8.26%	4.87%	10.29%	9.65%	-4.76%	91.31%	95.65%	17.65%	17.65%	18.77%
PBSK	Poage Bankshares Inc.	2.8%	30.9%	2.4%	60.5%	74.7%	4.5%	0.0%	19.9%	0.0%	19.9%	-8.25%	-18.16%	-2.63%	-8.09%	-25.14%	-4.42%	-4.42%	NA	NA	NA
WAYN	Wayne Savings Bancshares	2.0%	28.2%	2.2%	64.5%	81.7%	7.4%	0.0%	9.6%	0.4%	9.2%	-0.35%	-13.79%	7.59%	-0.23%	3.75%	-4.88%	-4.88%	8.71%	8.71%	15.48%
WBKC	Wolverine Bancorp Inc.	13.9%	1.5%	0.0%	82.2%	56.3%	21.3%	0.0%	21.7%	0.0%	21.7%	2.49%	0.00%	-5.67%	7.66%	0.11%	-3.95%	0.00%	20.35%	20.35%	27.58%

(1) Includes loans held for sale.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Updated growth rates for Sugar Creek and the Peer Group (median basis) are based on annual growth rates for the 12 months ended December 31, 2013 or the most recent 12 month period available for the Peer Group companies. Similar to the trend shown in the Original Appraisal, Sugar Creek recorded trailing 12 month asset shrinkage of 4.3%, which was notably lower than the Peer Group's asset growth rate of 2.7% (median basis). Sugar Creek experienced reductions in both cash and investments and loans, with cash and investments comprising the majority of the asset reduction. Over the most recent 12 month period, the Peer Group recorded an increase in cash and investments while loans declined slightly. For the Company, the asset reduction was funded with a 5.9% reduction in deposits, while borrowings remained stable. Modest deposit growth of 3.5% was recorded by the Peer Group, while borrowings declined by 2%. Updated tangible net worth growth rates showed a notable increase of 3.5% for Sugar Creek, reflecting profitable operations, while the Peer Group recorded a decline of 3.0% on a median basis. As noted in the Original Appraisal, the Company's post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines could also potentially slow the Company's capital growth rate in the longer term following the stock offering.

Table 3 displays comparative operating results for Sugar Creek based on earnings for the 12 months ended December 31, 2013 and the 12 months ended September 30, 2013 for the Peer Group, unless otherwise indicated for the Peer Group companies. Sugar Creek and the Peer Group reported updated net income to average assets ratios of 0.41% and 0.68% (median basis), respectively. On a comparative basis, Sugar Creek continued to benefit from a lower level of provisions for loan losses, offset by an earnings advantage maintained by the Peer Group with respect to non-interest income levels and net non-operating gains. Net interest income and operating expense ratios were similar for both over the most recent 12 month period.

In terms of the net interest income ratio, Sugar Creek recorded a comparable ratio as the Peer Group, as the Company's modestly higher level of interest income was offset by a slightly higher level of interest expense. As noted in the Original Appraisal, the Company's interest expense is elevated due to its greater use of interest bearing liabilities. These relative levels were also indicated by the Company's and the Peer Group's yields on earning assets and costs of liabilities as shown in Table 3. On balance, the Company's yield cost spread of 3.12% was 9 basis points lower than the Peer Group's indicated median.

As a significant driver of Sugar Creek's level of net income, non-interest income equaled 0.16% and 0.65% of average assets, respectively, over the most recent 12 month period for Sugar Creek and the Peer Group, with these ratios relatively unchanged from the Original Appraisal. The Company continued to report a slightly lower operating expense ratio at 2.67% of average assets compared to 2.73% of average assets for the Peer Group. In assessing Sugar Creek's core earnings strength relative to the Peer Group, the Company's updated efficiency ratio of 80.7% remained higher, or less favorable than the Peer Group's efficiency ratio of 72.0%.

Loan loss provisions represented a much lower factor in the Company's updated earnings, with loan loss provisions established by the Company and the Peer Group equaling

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended September 30, 2013

		Net Interest Income							Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Total Non-Int Income	Total Non-Int Expense	Net Gains/Losses	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Sugar Creek Financial Corp.															
December 31, 2013	0.41%	3.93%	0.79%	3.15%	0.00%	3.15%	0.16%	2.67%	0.02%	0.00%	4.06%	0.94%	3.12%	$5,112	37.03%
All Public Companies															
Averages	0.51%	3.73%	0.72%	3.01%	0.20%	2.81%	0.70%	3.04%	0.35%	0.00%	3.98%	0.85%	3.13%	$5,634	30.62%
Medians	0.58%	3.67%	0.69%	3.04%	0.13%	2.87%	0.58%	2.89%	0.12%	0.00%	3.97%	0.80%	3.16%	$4,815	33.27%
Comparable Group															
Averages	0.70%	3.90%	0.73%	3.17%	0.23%	2.94%	0.73%	2.74%	0.33%	0.00%	4.10%	0.97%	3.20%	$4,476	30.63%
Medians	0.68%	3.82%	0.66%	3.14%	0.13%	2.98%	0.65%	2.73%	0.25%	0.00%	4.10%	0.91%	3.21%	$4,061	30.44%
Comparable Group															
CZWI Citizens Community Bncp	0.19%	4.53%	0.98%	3.55%	0.58%	2.98%	0.61%	3.22%	-0.05%	0.00%	4.61%	1.15%	3.46%	$3,031	37.75%
FCLF First Clover Leaf Fin Corp.	0.66%	3.39%	0.61%	2.78%	0.14%	2.64%	0.40%	2.13%	0.22%	0.00%	3.59%	0.79%	2.80%	$6,880	31.83%
IROQ IF Bancorp Inc.	0.62%	3.31%	0.57%	2.73%	0.13%	2.61%	0.70%	2.40%	0.16%	0.00%	3.41%	NA	NA	$5,934	34.67%
JXSB Jacksonville Bancorp	1.06%	3.81%	0.60%	3.21%	0.05%	3.16%	1.16%	3.20%	0.49%	0.00%	4.11%	0.77%	3.34%	$3,174	27.06%
LPSB LaPorte Bancorp Inc	0.84%	3.75%	0.74%	3.01%	0.07%	2.98%	0.56%	2.52%	0.29%	0.00%	4.10%	0.92%	3.18%	$4,502	23.43%
LSBI LSB Financial Corp.	0.75%	3.92%	0.70%	3.22%	0.32%	2.90%	1.29%	3.02%	0.58%	0.00%	4.15%	0.87%	3.28%	$3,947	36.48%
MCBK Madison County Financial Inc.	1.07%	4.21%	0.63%	3.57%	0.44%	3.15%	0.70%	2.37%	0.22%	0.00%	4.35%	0.91%	3.44%	$5,652	26.82%
PBSK Poage Bankshares Inc.	0.70%	3.83%	0.76%	3.07%	0.03%	2.99%	0.49%	2.78%	0.47%	0.00%	4.07%	1.00%	3.07%	$4,039	29.06%
WAYN Wayne Savings Bancshares	0.51%	3.58%	0.59%	2.99%	0.02%	2.97%	0.41%	2.69%	0.04%	0.00%	3.75%	0.73%	3.02%	$4,082	24.86%
WBKC Wolverine Bancorp Inc.	0.60%	4.71%	1.13%	3.59%	0.55%	3.03%	0.99%	3.11%	0.84%	0.00%	4.83%	1.62%	3.21%	$3,517	34.36%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness o

0.00% and 0.13% of average assets, respectively. The Company reported an effective tax rate of 37.03% for the 12 months ended December 31, 2013, which was higher compared to the Peer Group's median effective tax rate of 33.27%. As set forth in the prospectus, the Company's effective marginal tax rate has been assumed to equal 39.5%.

Sugar Creek's and the Peer Group's updated credit quality measures, as shown in Table 4, have improved since the Original Appraisal. The Company reported non-performing loans as a percent of loans (1.98% versus 2.19% (median basis) for the Peer Group), and total non-performing assets as a percent of assets (2.05% versus 1.63% for the Peer Group). Allowances for loan losses as a percent of loans were lower for the Company than the Peer Group (0.50% versus 1.50% for the Peer Group), and the Company also maintained a lower ratio of loss reserves as a percent of total non-performing loans (25.05% versus 68.13% for the Peer Group). As noted in the Original Appraisal, in recent periods the Company has been able to record a steady reduction in problem assets and the resulting asset quality ratios, which is viewed as reducing the implied credit risk associated with the Company's loan portfolio.

3. <u>Stock Market Conditions</u>

Since the November 15, 2013 date of the Original Appraisal, the performance of the broader stock market has been generally positive. The DJIA closed at multiple record highs during mid-November, with a better-than-expected employment report for October and comments made by Federal Reserve Chairman nominee Janet Yellen during confirmation hearings that the Federal Reserve's economic stimulus efforts would continue under her leadership contributed to the rally that included the DJIA closing above 16000 for the first time. Stocks edged higher in the final week of November, as positive macroeconomic news contributed to the gains.

Stocks retreated across the board in the beginning of December, due to expectations of choppy and opportunistic trading in the final month of the year. Favorable economic reports supported prices in the second week of December, including a 3.5% real GDP increase in the third quarter, a decrease in the unemployment rate to 7.0% from 7.3%, a decrease in weekly jobless claims, as well as an improved consumer sentiment index. On December 10, 2013, regulators released the final proposal for the Volcker rule, aimed at banning banks from proprietary trading, with approval of the FDIC and the Federal Reserve. Changes in the Federal policies have caused the markets to lag, in addition to investors' worries of a tightening market resulted from a December tapering of the Federal Reserve. The consumer price index for all urban consumers was also unchanged in November on a seasonally adjusted basis, reported by the Bureau of Labor Statistics, adding to the slowing inflation pressures. On December 18, 2013, the Federal Open Market Committee announced that it had voted to begin tapering the size of the monthly asset purchases it was making under its third round of quantitative easing. This information sent stocks on a positive rally in the third week of December, in addition to better-than-expected GDP numbers, as the third estimated release by the Bureau of Economic Analysis revised the real GDP increase to a higher rate of 4.1% for the third quarter. U.S. stocks posted solid gains for the last week of December, lifted by strong economic data and light trading due to the holidays. Shares rallied on the final trading day of 2013, helping all of the major indexes reach their highest levels of the year.

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of September 30, 2013

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (1) (%)	NPLs/ Loans (1) (%)	Rsrves/ Loans HFI (%)	Rsrves/ NPLs (1) (%)	Rsrves/ NPAs & 90+Del (1) (%)	Net Loan Chargeoffs (2) ($000)	NLCs/ Loans (%)
Sugar Creek Financial Corp.	0.36%	2.05%	1.98%	0.50%	25.05%	20.70%	$2	0.00%
All Public Companies								
Averages	0.38%	2.55%	3.22%	1.41%	68.37%	54.94%	$821	0.21%
Medians	0.16%	1.67%	2.32%	1.23%	52.57%	44.95%	$201	0.13%
Comparable Group								
Averages	0.20%	1.69%	2.10%	1.79%	93.99%	75.05%	$628	0.19%
Medians	0.10%	1.63%	2.19%	1.50%	68.13%	62.14%	$407	0.14%
Comparable Group								
CZWI Citizens Community Bncp	0.19%	1.98%	2.15%	1.40%	65.19%	56.23%	$2,708	0.63%
FCLF First Clover Leaf Fin Corp.	0.93%	2.22%	2.23%	1.48%	66.18%	38.56%	$964	0.25%
IROQ IF Bancorp Inc.	0.05%	1.18%	1.81%	1.23%	68.13%	62.14%	$377	0.13%
JXSB Jacksonville Bancorp	0.07%	1.46%	2.48%	1.84%	73.48%	69.91%	$46	0.03%
LPSB LaPorte Bancorp Inc	0.32%	1.74%	2.55%	1.52%	59.59%	48.52%	$437	0.16%
LSBI LSB Financial Corp.	0.05%	1.51%	1.99%	2.46%	123.45%	119.71%	$225	0.08%
MCBK Madison County Financial Inc.	0.00%	0.17%	0.18%	2.64%	NM	NM	$20	0.01%
PBSK Poage Bankshares Inc.	0.13%	0.38%	0.40%	1.12%	277.02%	181.98%	$121	0.07%
WAYN Wayne Savings Bancshares	0.01%	2.14%	3.27%	1.17%	35.65%	35.49%	$870	0.35%
WBKC Wolverine Bancorp Inc.	0.27%	4.07%	3.91%	3.03%	77.27%	62.95%	$511	0.20%

(1) Includes TDRs for the Company and the Peer Group.
(2) Net loan chargeoffs are shown on a last twelve month basis.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy completeness of such information.

Stocks recorded modest losses for the first week of 2014, as traders and investors looked to lock-in some of the prior year's gains, driving the S&P 500 Index to its biggest one-day loss in three weeks. The Nasdaq also underperformed as analysts downgraded two prominent firms in the sector. The general markets were mixed for a number of days based on updated economic information such as moderately increased consumer spending, additional news on Federal Reserve tapering discussions, and various settlements by the nations' largest banks related to the Madoff scandal and other regulatory agreements. During mid-January, the DJIA responded positively to a reduction in the unemployment rate to 6.7% from 7.0% and news that inflation seemed to be under control. However, lower job growth data provided some downward pressure on market sentiment. On January 17, 2014, the DJIA closed at 16458.56, an increase of 3.1% from November 15, 2013 and the NASDAQ Composite Index closed at 4197.58, an increase of 5.3% from the date of the Original Appraisal. The S&P 500 closed at 1838.70 on January 17, 2014, an increase of 2.3% from November 15, 2013.

Thrift shares followed the broader stock market higher through mid-November, as the financial sector benefited from the better-than-expected employment report for October and a continuation of low interest rates. A larger-than-expected increase in a November consumer sentiment index and a decline in weekly jobless claims supported a modest gain for the thrift sector in late-November. Parallel to the overall market, thrift stocks experienced a positive rally in early December, following the favorable GDP and unemployment reports. Thrift stocks remained stable and experienced modest declines after the release of various Fed policies in the second week of December. Along with the general market, thrift stocks rallied in the third week of December, as the positive market resulted from the confirmation of the Fed tapering as well as favorable macroeconomic indications, which then fell flat over the last week of December, mirroring the broader market, after a week of strong gains. News of significant year-over-year home price gains helped push the U.S. banking sector higher on the last day of 2013 and thrift stocks notched modest gains during the first week of 2014, as broader markets were mixed by the close to continue a lackluster opening to 2014. News of several new merger transactions in mid-January provided support for the banking sector, while the earnings season began with the largest US banks reporting mixed results that limited movement in the overall sector pricing. News of the Volker rule agreement with community banks was a positive indicator for the bank and thrift market, while mortgage applications were reported to be increasing in mid-January also provided some positive momentum. As an indication of the above items, on January 17, 2014, the SNL Index for all publicly-traded thrifts closed at 699.12, an increase of 3.0% since November 15, 2013, the date of the Original Appraisal.

Updated market pricing data for the Peer Group and the thrift stock market in general is presented in Table 5. The Peer Group revealed various trends in median pricing ratios, including a modest reduction in the price/earnings multiple and essentially no change to the price/tangible book value ratio. Market capitalization and pricing from an assets perspective increased. Consistent with the changes in the SNL Index for all publicly-traded thrifts, the updated pricing measures for all publicly traded thrifts were generally higher compared to the Original Appraisal, with most of the comparable ratios increasing in the range of two to three percent. Since the date of the Original Appraisal, the stock prices of seven out of the 10 Peer Group companies were higher as of January 17, 2014. A comparative pricing analysis of the Peer Group, all publicly-traded thrifts, and the SNL Thrift Index is shown in Table 5, based on closing stock market prices as of November 15, 2013 and January 17, 2014. Exhibit 1 provides pricing and financial data on all publicly-traded thrifts as of January 17, 2014.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Table 5
Sugar Creek Financial Corp,.
Peer Group and Publicly-Traded Thrifts - Median Pricing Characteristics

	At Nov. 15, 2013	At Jan. 17, 2014	% Change
Peer Group			
Price/Earnings (x)	17.26x	17.22x	(.2%)
Price/Core Earnings (x)	16.80	17.05.	1.5
Price/Book (%)	83.63%	86.52%	3.5
Price/Tangible Book(%)	90.21	90.18	(0.0)
Price/Assets (%)	12.83	13.17	2.7
Market Capitalization ($Mil)	$47.39	$49.92	5.3
All Publicly-Traded Thrifts			
Price/Earnings (x)	17.00x	18.75x	10.3%
Price/Core Earnings (x)	20.63	20.92	1.4
Price/Book (%)	95.02%	97.38%	2.5
Price/Tangible Book(%)	100.00	103.02	3.0
Price/Assets (%)	12.46	12.76	2.4
Market Capitalization ($Mil)	$94.56	$93.90	(0.7)
SNL Thrift Index	679.10	699.12	3.0

Since the date of the Original Appraisal, one second step conversion and two standard conversion offerings have been completed, with the second step conversion being more relevant to our analysis. As shown in Table 6, Delanco Bancorp, Inc. of NJ closed its offering on October 18, 2013 just below the midpoint of the valuation range. Delanco Bancorp (OTCBB-DLNO) raised $4.2 million of gross proceeds, a comparable level to Sugar Creek's offering. Coastway Bancorp (NASDAQ-CWAY) closed its standard conversion offering on January 15, 2014 at the top of the valuation range, while Edgewater Bancorp (OTCBB-EGDW) (a smaller institution with lower equity ratios and reporting operating losses), closed its standard conversion offering on January 17, 2014 just above the minimum of the offering range. The closing pro forma price/tangible book ratio of Delanco Bancorp's offering was 51.8%, while the two recent standard conversion offerings reported an average closing pro forma price/tangible book ratio of 63.6%. Delanco Bancorp's stock recorded price appreciation of 4.4% in the first day of trading and an increase of 11.3% through January 17, 2014. Coastway Bancorp's stock recorded price appreciation of 9.0% after two days of trading. Edgewater Bancorp closed its offering and began trading on January 17, 2014, and its stock price remained unchanged at $10.00 per share as of that date.

Shown in Table 7 are the current pricing ratios for Coastway Bancorp of Rhode Island, which was the only offering completed during the past three months that trades on NASDAQ. Based on a closing stock price of $10.90 per share on January 17, 2014, Coastway Bancorp's current P/TB ratio equaled 78.59%.

Table 6
Pricing Characteristics and After-Market Trends
Conversions Completed in the Last Three Months

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information: Excluding Foundation				Contribution to Char. Found.		Insider Purchases: % Off Incl. Fdn.+Merger Shares				Initial
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)	Benefit Plans: ESOP (%)	Benefit Plans: Recog Plans (%)	Benefit Plans: Stk Option (%)	Mgmt.& Dirs. (%)(1)	Div. Yield (%)
Standard Conversions																	
Edgewater Bancorp, Inc. - MI	1/17/14	EGDW-OTCBB	$ 200	8.15%	3.84%	33%	$ 6.7	100%	86%	19.5%	N.A.	N.A.	8.0%	4.0%	10.0%	13.5%	0.00%
Coastway Bancorp, Inc. - RI*	1/15/14	CWAY-NASDAQ	$ 381	7.24%	2.16%	25%	$ 49.5	100%	132%	3.2%	C/S	$300K/2.5%	8.0%	4.0%	10.0%	1.8%	0.00%
Averages - Standard Conversions:			**$ 290**	**7.70%**	**3.00%**	**29%**	**$ 28.1**	**100%**	**109%**	**11.3%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**7.6%**	**0.00%**
Medians - Standard Conversions:			**$ 290**	**7.70%**	**3.00%**	**29%**	**$ 28.1**	**100%**	**109%**	**11.3%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**7.6%**	**0.00%**
Second Step Conversions																	
Delanco Bancorp, Inc. - NJ*	10/18/13	DLNO-OTCQB	$ 130	8.73%	6.11%	18%	$ 4.2	56%	99%	20.7%	N.A.	N.A.	4.5%	0.0%	4.6%	5.0%	0.00%
Averages - Second Step Conversions:			**$ 130**	**8.73%**	**6.11%**	**18%**	**$ 4.2**	**56%**	**99%**	**20.7%**	**N.A.**	**N.A.**	**4.5%**	**0.0%**	**4.6%**	**5.0%**	**0.00%**
Medians - Second Step Conversions:			**$ 130**	**8.73%**	**6.11%**	**18%**	**$ 4.2**	**56%**	**99%**	**20.7%**	**N.A.**	**N.A.**	**4.5%**	**0.0%**	**4.6%**	**5.0%**	**0.00%**
Averages - All Conversions:			**$ 237**	**8.04%**	**3.40%**	**26%**	**$ 20.1**	**85%**	**106%**	**14.5%**	**N.A.**	**N.A.**	**6.8%**	**2.7%**	**8.2%**	**6.7%**	**0.00%**
Medians - All Conversions:			**$ 200**	**8.15%**	**3.00%**	**25%**	**$ 6.7**	**100%**	**99%**	**19.5%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**5.0%**	**0.00%**

Institution	Pro Forma Data: Pricing Ratios(2)(5): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends, Closing Price: First Trading Day ($)	% Chge (%)	After First Week(3) ($)	% Chge (%)	After First Month(4) ($)	% Chge (%)	Thru 1/17/14 ($)	% Chge (%)
Standard Conversions															
Edgewater Bancorp, Inc. - MI	55.0%	NM	5.5%	-1.4%	10.0%	-13.1%	$10.00	$10.00	0.0%	$10.00	0.0%	$10.00	0.0%	**$10.00**	0.0%
Coastway Bancorp, Inc. - RI*	72.1%	114.2x	11.7%	0.1%	16.3%	0.6%	$10.00	$10.92	9.2%	$10.90	9.0%	$10.90	9.0%	**$10.90**	9.0%
Averages - Standard Conversions:	**63.6%**	**114.2x**	**8.6%**	**-0.6%**	**13.1%**	**-6.2%**	**$10.00**	**$10.46**	**4.6%**	**$10.45**	**4.5%**	**$10.45**	**4.5%**	**$10.45**	**4.5%**
Medians - Standard Conversions:	**63.6%**	**114.2x**	**8.6%**	**-0.6%**	**13.1%**	**-6.2%**	**$10.00**	**$10.46**	**4.6%**	**$10.45**	**4.5%**	**$10.45**	**4.5%**	**$10.45**	**4.5%**
Second Step Conversions															
Delanco Bancorp, Inc. - NJ*	51.8%	NM	5.7%	-0.2%	11.0%	-1.6%	$8.00	$8.35	4.4%	$8.44	5.5%	$9.10	13.8%	**$8.90**	11.3%
Averages - Second Step Conversions:	**51.8%**	**#####**	**5.7%**	**-0.2%**	**11.0%**	**-1.6%**	**$8.00**	**$8.35**	**4.4%**	**$8.44**	**5.5%**	**$9.10**	**13.8%**	**$8.90**	**11.3%**
Medians - Second Step Conversions:	**51.8%**	**#NUM!**	**5.7%**	**-0.2%**	**11.0%**	**-1.6%**	**$8.00**	**$8.35**	**4.4%**	**$8.44**	**5.5%**	**$9.10**	**13.8%**	**$8.90**	**11.3%**
Averages - All Conversions:	**59.7%**	**114.2x**	**7.6%**	**-0.5%**	**12.4%**	**-4.7%**	**$9.33**	**$9.76**	**4.5%**	**$9.78**	**4.8%**	**$10.00**	**7.6%**	**$9.93**	**6.8%**
Medians - All Conversions:	**55.0%**	**114.2x**	**5.7%**	**-0.2%**	**11.0%**	**-1.6%**	**$10.00**	**$10.00**	**4.4%**	**$10.00**	**5.5%**	**$10.00**	**9.0%**	**$10.00**	**9.0%**

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.
(2) Does not take into account the adoption of SOP 93-6.
(3) Latest price if offering is less than one week old.
(4) Latest price if offering is more than one week but less than one month old.
(5) Mutual holding company pro forma data on full conversion basis.
(6) Simultaneously completed acquisition of another financial institution.
(7) Simultaneously converted to a commercial bank charter.
(8) Former credit union.

January 17, 2014

Table 7
Market Pricing Comparatives
As of January 17, 2014

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang. Eq./ T. Assets (%)	NPAs/ Assets (%)	ROAA (%)	ROAE (%)	ROAA (%)	ROAE (%)
All Non-MHC Public Companies(7)																				
Averages	$16.72	$358.25	$0.36	$15.44	19.29x	102.57%	13.55%	110.98%	21.57x	$0.23	1.47%	25.41%	$2,487	13.19%	12.57%	2.56%	0.49%	3.81%	0.22%	1.51%
Median	$14.85	$93.90	$0.40	$14.34	18.75x	97.38%	12.76%	103.02%	20.92x	$0.20	1.33%	4.40%	$789	12.35%	11.42%	1.73%	0.60%	4.18%	0.43%	3.11%
Converted Last 3 Months (No MHC)																				
Averages	$10.90	$53.95	$0.09	$13.87	NM	78.59%	12.79%	78.59%	NM	$0.00	0.00%	NM	$422	16.28%	16.28%	2.16%	0.03%	0.21%	0.10%	0.63%
Medians	$10.90	$53.95	$0.09	$13.87	NM	78.59%	12.79%	78.59%	NM	$0.00	0.00%	NM	$422	16.28%	16.28%	2.16%	0.03%	0.21%	0.10%	0.63%
Comparable Group																				
CWAY Coastway Bncp, Inc.	$10.90	$53.95	$0.09	$13.87	NM	78.59%	12.79%	78.59%	NM	$0.00	0.00%	NM	$422	16.28%	16.28%	2.16%	0.03%	0.21%	0.10%	0.63%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core =NM if the ratio is negative or above 100x.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and total common equity and total assets balances for Sugar Creek. Ratios based on average asset and equity bal.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of s

<u>Summary of Adjustments</u>

In the Original Appraisal, we made the following adjustments to Sugar Creek's pro forma value based upon our comparative analysis to the Peer Group:

Table 8
Sugar Creek Financial Corp.
Previous Valuation Adjustments

Key Valuation Parameters:	Previous Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	Slight Downward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Significant Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, the Company's financial condition, earnings levels and changes in asset size remained relatively consistent with the information contained in the Original Appraisal, as we concluded that no adjustment to the valuation parameters for financial condition or earnings prospects relative to the adjustments made in the Original Appraisal were necessary, as the relationship of these parameters relative to the Peer Group remain relatively unchanged based on updated financial data for both. Thus, we determined that no adjustment remained appropriate for financial condition and a slight downward adjustment was appropriate for profitability, growth and viability of earnings and a slight downward adjustment was appropriate for asset growth.

The general market for thrift stocks has improved modestly since the date of the Original Appraisal, as indicated in Table 5 by the increases exhibited in the SNL Index for all publicly-traded thrifts. The Peer Group's updated pricing measures were only slightly higher than the November 15, 2013 ratios. As discussed previously, one second step conversion and two standard conversion offerings were completed since November 15, 2013. We also note the results of these recently completed conversions as described above. Taking into account these items, we determined that the valuation adjustment for marketing of the issue of 'slight downward" remained appropriate.

We also considered the updated trading price of Sugar Creek's common stock, which is quoted on the over-the-counter bulletin board ("OTCBB") under the symbol "SUGR". As of January 17, 2014, SUGR was trading at a level between the maximum and maximum, as adjusted, of the valuation range. Specifically, the Company's trading price equaled $9.75 per share as of January 17, 2014, resulting in an implied value of $8.726 million for the Company which is below the implied value of the Company at the maximum, as adjusted, of the offering range of $8.798 million. However, Sugar Creek's common stock is very thinly traded, with less than 1,000 shares traded between November 15, 2013 and January 17, 2014, substantially reducing the relevancy and meaningfulness of this information in reaching our valuation conclusion.

Overall, taking into account the foregoing factors, RP Financial concluded that as of January 17, 2014, the aggregate pro forma market value of Sugar Creek, on a fully converted basis, remained unchanged from the Original Appraisal. Therefore, RP Financial concluded that, as of January 17, 2014 the aggregate pro forma market value of the Company was equal to $6,652,639, or 950,377 shares issued at $7.00 per share. Based on the terms of the conversion, the second step conversion offering is equal to $3,750,005 at the midpoint of the offering range, equal to 535,715 shares at $7.00 per share.

<u>*Valuation Approaches*</u>

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Sugar Creek's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the Original Appraisal were updated with financial data as of December 31, 2013. We utilized the analysis as contained in the Original Appraisal of the impact of the consolidation of the MHC net assets into the Company. While the consolidation of these net assets increases the pro forma market value of the Company, it also results in some pro forma dilution for the minority shareholders pursuant to regulatory policy. Specifically, we have adjusted the minority ownership ratio from the current 44.2716% to 44.6313% to account for the impact of the MHC assets and have reflected the formula based on applicable FDIC policy, as shown in Table 9.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

Table 9
Sugar Creek Financial Corp. ("Mid-Tier")
Impact of MHC Assets & Waived Dividends on Minority Ownership In 2nd Step
Financial and Stock Ownership Data as of September 30, 2013
Reflects Appraised Pro Forma Market Value as of January 17, 2014

Key Input Assumptions

Mid-Tier Stockholders' Equity	$10,188,731	(BOOK)	(1)
Aggregate Dividends Waived by MHC	$0	(WAIVED DIVIDENDS)	
Minority Ownership Interest	44.2716%	(PCT)	
Pro Forma Market Value	$6,652,639	(VALUE)	
Market Value of MHC Net Assets (Other than Stock in Bank)	$96,219	(MHC ASSETS)	(2)

Adjustment for MHC Assets & Waived Dividends - 2 Step Calculation (as required by FDIC & FRB)

Step 1: To Account for Waiver of Dividends = $\frac{\text{(BOOK - WAIVED DIVIDENDS) x PCT}}{\text{BOOK}}$

= **44.2716% (Before Dilution Adj.)**

Step 2: To Account for MHC Assets = $\frac{\text{(VALUE - MHC ASSETS) x Step 1}}{\text{VALUE}}$

= **43.6313% (After Dilution Adj.)**

Current Ownership

MHC Shares	498,784	55.7284%
Public Shares	396,243	44.2716%
Total Shares	895,027	100.0000%

Pro Forma Ownership (3)			Appraised Midpoint Value	
			Per Share	Aggregate
Shares Issued in Offering (4)	535,715	56.3687% (6)	$7.00	$3,750,005
Public Shares (4)	414,662	43.6313% (6)	$7.00	$2,902,634
Pro Forma Shares (5)	950,377	100.0000%	$7.00	$6,652,639

(1) From Sugar Creek Financial's Prospectus.
(2) Reflects the net asset balance as of December 31, 2013.
(3) Adjusted for exchange ratio reflecting offering of $7.00 per share.
(4) Incorporates adjustment in ownership ratio for MHC assets and waived dividends.
(5) Reflects pro forma shares outstanding.
(6) Rounded to four decimal points.

The Company has adopted Statement of Position ("SOP" 93-6) which causes earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of pro forma market value.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Company's reported earnings equaled $369,000 for the 12 months ended December 31, 2013. In deriving Sugar Creek's core earnings, the adjustment made to reported earnings was to eliminate a gain on the involuntary conversion of a nonmonetary asset to a monetary asset results from power surge damages to Sugar Creek's computer equipment and receipt of insurance proceeds of $15,000. As shown in Table 10, assuming an effective marginal tax rate of 39.5% is applied to the earnings adjustment, the Company's core earnings were estimated to equal $361,000 for the 12 months ended December 30, 2013.

Table 10
Sugar Creek Financial Corp.
Core Earnings Analysis

	Amount ($000)
Net Income (12 Months Ended 12/31/2013)	$369
Addback: Writedown on Assets Held for Sale	15
Less: Tax Effect (1)	(7)
Core Earnings Estimate	$361

(1) Tax effected at 39.5%.

Based on Sugar Creek's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma updated reported and core P/E multiples at the $6.7 million midpoint value equaled 19.69 times and 20.17 times, respectively, indicating discounts of 5.7% and 4.8%, relative to the Peer Group's average reported and core earnings multiples of 20.89 times and 21.19 times (see Table 11). These compare to discounts of 7.6% and 7.8%, respectively, to the Peer Group's average reported and core earnings multiples as indicated in the Original Appraisal. In comparison to the Peer Group's median reported and core earnings multiples of 17.22 times and 17.05 times, the Company's pro forma reported and core P/E multiples at the midpoint value indicated premiums of 14.3% and 18.3%, respectively. These compare to premiums of 8.3% and 14.3%, respectively, to the Peer Group's median reported and core earnings multiples as indicated in the Original Appraisal.

The Company's pro forma P/E ratios based on reported earnings at the minimum and supermaximum equaled 16.58 times and 26.59 times, and based on core earnings at the minimum and the supermaximum equaled 16.98 times and 27.24 times, respectively. The Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 11, and the pro forma calculations are detailed in Exhibits 2 and 3.

2. P/B Approach. The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Company's pro forma book value. Based on the $6.7 million midpoint value, the Company's P/B and P/TB ratios equaled 52.12%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 86.91% and 90.72%, respectively, Sugar Creek's updated ratios reflected a discount of 40.0% on a P/B basis and a discount of 42.6% on a P/TB basis (versus discounts of 38.5% and 41.0% from the Peer Group's average P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 86.52% and 90.18%, respectively, Sugar Creek's updated ratios reflected discounts of 39.8% and 42.2% at the $6.7 million midpoint value (versus discounts of 37.1% and 41.7% from the Peer Group's median P/B and P/TB ratios as indicated in the Original Appraisal). At the supermaximum of the range, the Company's P/B and P/TB ratios equaled 63.58%. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the supermaximum of the range reflected discounts of 26.8% and 29.9%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the supermaximum of the range reflected discounts of 26.5% and 29.5%, respectively. The Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 11, and the pro forma calculations are detailed in Exhibits 2 and 3.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). As discussed previously, one second step conversion has been completed since November 15, 2013. This conversion closed at an average pro forma price/tangible book ratio of 51.8% (see Table 6). In comparison, the Company's pro forma price/tangible book ratio at the appraised midpoint value reflects a premium of 0.7% and at the supermaximum of the range reflects an implied premium of 22.7%.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $6.7 million midpoint value Sugar Creek's pro forma P/A ratio equaled 7.45%. In comparison to the Peer Group's average P/A ratio of 13.13%, Sugar Creek's P/A ratio indicated a discount of 43.3% (versus a discount of 43.5% at the midpoint valuation in the Original Appraisal). In comparison to the Peer Group's median P/A ratio of 13.17%, Sugar Creek's P/A ratio at the $6.7 million midpoint value indicated a discount of 43.4% (versus a discount of 42.9% at the midpoint valuation in the Original

Table 11
Public Market Pricing Versus Peer Group
Sugar Creek Financial Corp.
As of January 17, 2014

	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12 Month EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/Core (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): Tang. Eq./ T. Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported: ROAA (%)	Reported: ROAE (%)	Core: ROAA (%)	Core: ROAE (%)	Exchange Ratio (X)	2nd Step Proceeds ($Mil)
Sugar Creek Financial Corp.																						
Supermaximum	$7.00	$8.80	$0.26	$11.01	26.59x	63.58%	9.74%	63.58%	27.24x	$0.00	0.00%	0.00%	$90	15.31%	15.31%	1.97%	0.37%	2.39%	0.36%	2.33%	1.3840x	$4.96
Maximum	$7.00	$7.65	$0.30	$12.14	22.86x	57.66%	8.52%	57.66%	23.42x	$0.00	0.00%	0.00%	$90	14.77%	14.77%	1.98%	0.37%	2.52%	0.36%	2.46%	1.2035x	$4.31
Midpoint	$7.00	$6.65	$0.35	$13.43	19.69x	52.12%	7.45%	52.12%	20.17x	$0.00	0.00%	0.00%	$89	14.30%	14.30%	1.99%	0.38%	2.65%	0.37%	2.58%	1.0465x	$3.75
Minimum	$7.00	$5.65	$0.41	$15.19	16.58x	46.08%	6.37%	46.08%	16.98x	$0.00	0.00%	0.00%	$89	13.82%	13.82%	2.00%	0.38%	2.78%	0.38%	2.71%	0.8895x	$3.19
All Non-MHC Public Companies(7)																						
Averages	$16.72	$358.25	$0.36	$15.44	19.29x	102.57%	13.55%	110.98%	21.57x	$0.23	1.47%	25.41%	$2,487	13.19%	12.57%	2.56%	0.49%	3.81%	0.22%	1.51%		
Median	$14.85	$93.90	$0.40	$14.34	18.75x	97.38%	12.76%	103.02%	20.92x	$0.20	1.33%	4.40%	$789	12.35%	11.42%	1.73%	0.60%	4.18%	0.43%	3.11%		
All Non-MHC State of IL(7)																						
Averages	$13.76	$93.75	$9.25	$0.39	16.65x	95.59%	12.31%	101.71%	17.75x	$0.18	1.32%	22.83%	$737	12.90%	12.26%	1.82%	0.18%	0.94%	0.13%	0.62%		
Medians	$13.15	$70.41	$6.00	$0.64	16.96x	90.67%	12.51%	98.95%	17.20x	$0.17	1.11%	17.63%	$593	12.50%	12.04%	1.83%	0.64%	4.54%	0.62%	4.43%		
Comparable Group																						
Averages	$15.77	$51.19	$0.83	$17.73	20.89x	86.91%	13.13%	90.72%	21.19x	$0.21	1.51%	26.74%	$417	15.14%	14.67%	1.82%	0.68%	4.61%	0.66%	4.45%		
Medians	$15.43	$49.92	$0.73	$17.63	17.22x	86.52%	13.17%	90.18%	17.05x	$0.24	1.46%	20.24%	$377	14.06%	13.68%	1.81%	0.64%	4.95%	0.63%	4.81%		
Comparable Group																						
CZWI Citizens Community Bncp	$7.59	$39.12	$0.24	$10.51	37.95x	72.21%	7.06%	72.50%	31.97x	$0.02	0.26%	10.00%	$555	9.77%	9.74%	1.87%	0.19%	1.91%	0.23%	2.27%		
FCLF First Clover Leaf Fin Corp.	$9.16	$64.19	$0.53	$10.49	16.96x	87.33%	9.93%	103.89%	17.20x	$0.24	2.62%	44.44%	$647	11.37%	9.73%	2.22%	0.66%	5.11%	0.65%	5.03%		
IROQ IF Bancorp Inc.	$16.90	$76.62	$0.75	$17.98	21.67x	94.01%	14.30%	94.01%	22.49x	$0.10	0.59%	6.41%	$540	15.22%	15.22%	1.13%	0.62%	3.96%	0.60%	3.82%		
JXSB Jacksonville Bancorp	$19.58	$35.85	$1.44	$22.45	11.32x	87.22%	11.26%	93.41%	13.58x	$0.32	1.63%	17.63%	$318	12.91%	12.16%	1.45%	1.02%	7.52%	0.85%	6.27%		
LPSB LaPorte Bancorp Inc	$10.95	$66.25	$0.65	$13.42	15.64x	81.61%	13.62%	91.15%	16.91x	$0.16	1.46%	22.86%	$500	16.69%	15.21%	1.74%	0.84%	4.94%	0.78%	4.58%		
LSBI LSB Financial Corp.	$28.96	$45.22	$1.72	$25.80	16.84x	112.26%	12.72%	112.26%	16.84x	$0.28	0.97%	13.95%	$355	11.33%	11.33%	3.43%	0.75%	6.85%	0.75%	6.85%		
MCBK Madison County Financial Inc	$17.39	$53.07	$1.05	$19.86	17.48x	87.56%	20.04%	89.22%	16.57x	$0.28	1.61%	NA	$277	22.89%	22.56%	0.14%	1.07%	4.97%	1.13%	5.24%		
PBSK Poage Bankshares Inc.	$13.95	$46.76	$0.45	$17.28	24.91x	80.73%	16.06%	80.73%	30.70x	$0.20	1.43%	NA	$291	19.90%	19.90%	0.38%	0.55%	2.89%	0.44%	2.33%		
WAYN Wayne Savings Bancshares	$10.71	$30.91	$0.74	$13.33	14.88x	80.35%	7.73%	84.25%	14.46x	$0.32	2.99%	43.06%	$400	9.62%	9.22%	2.26%	0.51%	5.20%	0.53%	5.35%		
WBKC Wolverine Bancorp Inc.	$22.48	$53.92	$0.72	$26.20	31.22x	85.82%	18.58%	85.82%	31.22x	NA	NA	55.56%	$291	21.66%	21.66%	3.59%	0.60%	2.73%	0.60%	2.73%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings. P/E and P/Core =NM if the ratio is negative or above 100x.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) + ROE (return on equity) are indicated ratios based on TTM common earnings and total common equity and total assets balances for Sugar Creek. Ratios based on average asset and equity balances for Peer Group.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Note: Core Earnings = Net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of securities, amortization of intangibles, goodwill and nonrecurring items. The assumed tax rate is 35%.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Appraisal). The Company's pro forma P/A ratios at the minimum and supermaximum of the offering range equaled 6.37% and 9.74%, respectively.

<u>*Valuation Conclusion*</u>

Based on the foregoing, it is our opinion that, as of January 17, 2014, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including (1) newly issued shares representing the MHC's current ownership interest in the Company; and, (2) exchange shares issued to existing public shareholders of the Comapnyh – was $6,652,639 at the midpoint, equal to 950,377 shares at a per share value of $7.00. The resulting range of value and pro forma shares, all based on $7.00 per share are shown in Table 12 below.

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $3,750,005, equal to 535,715 shares at $7.00 per share. The resulting offering range and offering shares, all based on $7.00 per share are also shown in Table 12 below. The pro forma valuation calculations relative to the Peer Group are shown in Table 11 and are detailed in Exhibit 2 and Exhibit 3.

Table 12
Sugar Creek Financial Corp.
Offering Summary

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Exchange Ratio	Implied Value (3)
Shares (1)					
Supermaximum	1,256,873	708,483	548,390	1.3840	$9.69
Maximum	1,092,933	616,072	476,861	1.2035	$8.42
Midpoint	**950,377**	**535,715**	**414,662**	**1.0465**	**$7.33**
Minimum	807,821	455,358	352,463	0.8895	$6.23
Distribution of Shares (2)					
Supermaximum	100.00%	56.37%	43.63%		
Maximum	100.00%	56.37%	43.63%		
Midpoint	100.00%	56.37%	43.63%		
Minimum	100.00%	56.37%	43.63%		
Aggregate Market Value at $7.00 Per Share					
Supermaximum	$8,798,111	$4,959,381	$3,838,730		
Maximum	7,650,531	4,312,504	3,338,027		
Midpoint	**6,652,639**	**3,750,005**	**2,902,634**		
Minimum	5,654,747	3,187,506	2,467,241		

(1) Based on a $7.00 per share offering price.
(2) Ownership ratios adjusted for dilution from MHC assets/equity.
(3) Reflects $7.00 IPO price adjusted for exchange ratio to state value in today's terms on a pre-exchange basis.

Establishment of the Exchange Ratio

FRB regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Sugar Creek has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders, taking into account the impact of MHC assets in the Second Step Conversion, consistent with FRB policy with respect to the treatment of MHC assets. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the Offering, based on the total number of shares sold in the subscription, community, and syndicated community offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value, and the $7.00 per share offering price, the indicated exchange ratio at the midpoint is 1.0465 shares of the Company for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 0.8895 at the minimum, 1.2035 at the maximum, and 1.3840 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Respectfully submitted,
RP® FINANCIA L, LC.

James J. Oren
Director

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices: As of January 17, 2014

Exhibit 1-A
Weekly Thrift Market Line - Part One
Prices As of January 17, 2014

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outstanding (000)	Market Capitalization: Market Capitalization ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Wk ($)	% Change From: Last Wk (%)	% Change From: 52 Wks (2) (%)	% Change From: MRY (2) (%)
Market Averages, All Public Companies(no MHC)									
All Public Companies(103)	16.72	23,748	358.3	18.16	13.08	16.57	0.26	21.35	-0.03
NYSE Traded Companies(5)	17.28	155,652	2,641.6	18.27	12.31	17.55	-1.48	22.13	-1.67
NASDAQ Listed OTC Companies(98)	16.69	16,657	235.5	18.15	13.12	16.52	0.35	21.31	0.06
California Companies(4)	28.08	9,537	348.5	29.99	14.60	27.77	-0.99	50.25	5.84
Florida Companies(1)	17.36	122,545	2,127.4	18.97	12.75	18.04	-3.77	12.14	-5.34
Mid-Atlantic Companies(30)	16.17	38,565	594.1	17.74	12.74	16.23	0.00	21.28	-0.54
Mid-West Companies(27)	15.23	16,434	200.4	16.33	11.71	15.12	0.71	26.89	-0.16
New England Companies(17)	19.28	28,929	444.2	20.54	15.93	18.42	0.73	11.26	-0.60
North-West Companies(6)	12.89	11,087	116.7	15.46	10.40	13.16	-0.11	25.17	0.86
South-East Companies(14)	15.56	8,886	124.7	16.64	13.02	15.58	-0.38	16.97	-0.08
South-West Companies(2)	21.16	6,524	142.6	24.86	18.11	20.20	4.74	6.95	2.88
Western Companies (Excl CA)(2)	16.80	7,040	136.5	18.21	15.63	16.89	-0.54	1.33	-1.11
Thrift Strategy(100)	16.14	21,067	313.0	17.52	12.75	15.96	0.34	21.36	0.04
Mortgage Banker Strategy(1)	14.57	10,201	148.6	19.69	14.12	14.72	-1.02	-22.00	-2.87
Diversified Strategy(2)	45.33	157,877	2,614.0	47.78	28.30	46.50	-2.89	42.69	-2.00
Companies Issuing Dividends(72)	17.09	29,311	442.0	18.63	13.70	17.09	0.04	16.12	-0.65
Companies Without Dividends(31)	15.82	10,513	159.0	17.03	11.62	15.32	0.77	33.78	1.45
Equity/Assets <6%(3)	4.27	4,921	17.2	5.52	2.25	4.20	-1.11	56.24	14.22
Equity/Assets 6-12%(43)	18.88	18,646	275.8	20.41	13.21	18.80	0.73	33.21	-0.10
Equity/Assets >12%(57)	15.56	28,236	432.1	16.95	13.38	15.36	-0.04	11.24	-0.50
Converted Last 3 Months (no MHC)(1)	10.90	4,949	53.9	11.05	10.80	0.00	-1.00	9.00	9.00
Actively Traded Companies(1)	78.60	2,129	167.3	79.56	57.69	78.50	0.13	16.44	0.14
Market Value Below $20 Million(4)	3.09	4,515	10.8	3.61	1.96	3.10	-2.10	25.10	7.86
Holding Company Structure(87)	15.45	25,540	369.4	16.87	12.41	15.30	0.23	20.81	0.09
Assets Over $1 Billion(46)	20.31	47,095	736.8	21.86	15.06	20.29	0.07	19.93	-0.91
Assets $500 Million-$1 Billion(27)	13.07	7,403	82.9	14.66	10.85	13.02	0.51	26.83	0.97
Assets $250-$500 Million(28)	14.99	3,889	45.4	16.17	12.50	14.58	-0.05	18.37	0.75
Assets less than $250 Million(2)	10.28	2,380	21.8	11.11	7.30	9.60	5.05	20.76	-4.59
Goodwill Companies(58)	15.79	33,250	491.8	17.24	12.42	15.83	0.17	21.02	-0.33
Non-Goodwill Companies(44)	18.01	12,252	197.60	19.48	13.97	17.89	0.40	22.05	0.13
Market Averages, MHC Institutions									
All Public Companies(16)	13.51	44,768	229.6	14.84	10.32	13.44	0.14	25.96	0.51
NASDAQ Listed OTC Companies(16)	13.51	44,768	229.6	14.84	10.32	13.44	0.14	25.96	0.51
Mid-Atlantic Companies(10)	13.52	31,908	218.3	15.18	10.17	13.61	-0.85	28.66	0.36
Mid-West Companies(3)	9.99	158,902	491.0	10.73	8.71	9.94	0.62	10.09	-0.15
New England Companies(2)	14.93	14,399	119.8	15.83	10.99	14.13	4.04	31.43	2.08
South-East Companies(1)	17.63	5,833	39.2	17.75	13.73	17.42	1.21	19.85	0.17
Thrift Strategy(16)	13.51	44,768	229.6	14.84	10.32	13.44	0.14	25.96	0.51
Companies Issuing Dividends(9)	14.33	20,526	179.4	16.14	11.13	14.29	0.55	22.05	0.26
Companies Without Dividends(7)	12.28	81,131	304.9	12.90	9.11	12.18	-0.48	31.83	0.88
Equity/Assets <6%(1)	13.47	2,618	12.1	16.50	10.40	13.50	-0.22	29.52	-0.22
Equity/Assets 6-12%(6)	16.03	25,996	266.4	17.89	11.51	15.93	-0.35	35.32	0.32
Equity/Assets >12%(9)	11.63	64,115	229.2	12.35	9.42	11.57	0.54	18.51	0.74
Holding Company Structure(15)	13.56	46,090	237.2	14.94	10.27	13.49	0.12	26.76	0.48
Assets Over $1 Billion(7)	16.10	102,394	532.3	16.65	12.10	15.86	1.13	25.24	0.86
Assets $500 Million-$1 Billion(2)	16.35	5,006	32.5	20.25	11.85	16.32	0.41	43.52	-1.96
Assets $250-$500 Million(7)	10.49	6,734	26.5	11.75	8.36	10.56	-0.79	21.57	0.91
Goodwill Companies(10)	13.23	68,722	352.1	14.13	9.99	13.04	1.13	25.36	0.87
Non-Goodwill Companies(5)	15.10	9,601	51.6	17.28	11.76	15.04	0.48	28.06	-0.45
MHC Institutions(16)	13.51	44,768	229.6	14.84	10.32	13.44	0.14	25.96	0.51

Financial Institution	Current Per Share Financials: LTM EPS (3) ($)	LTM Core EPS (3) ($)	BV/ Share ($)	TBV/ Share (4) ($)	Assets/ Share ($)
Market Averages, All Public Companies(no MHC)					
All Public Companies(103)	0.75	0.36	15.44	14.53	127.42
NYSE Traded Companies(5)	0.82	-0.46	14.56	11.80	148.53
NASDAQ Listed OTC Companies(98)	0.75	0.40	15.48	14.67	126.29
California Companies(4)	1.33	0.23	13.86	13.73	127.89
Florida Companies(1)	1.14	-0.40	11.86	11.42	143.72
Mid-Atlantic Companies(30)	0.53	0.48	14.45	13.23	124.05
Mid-West Companies(27)	0.86	0.28	15.47	14.63	127.95
New England Companies(17)	0.78	0.72	17.17	15.45	152.91
North-West Companies(6)	0.92	-0.83	14.02	13.69	112.06
South-East Companies(14)	0.67	0.49	16.11	16.00	102.59
South-West Companies(2)	0.71	0.21	19.42	19.42	159.66
Western Companies (Excl CA)(2)	1.02	0.35	16.62	15.62	142.59
Thrift Strategy(100)	0.70	0.33	15.16	14.34	123.89
Mortgage Banker Strategy(1)	1.82	-1.71	15.41	15.41	113.03
Diversified Strategy(2)	2.65	2.52	28.70	22.99	302.51
Companies Issuing Dividends(72)	0.95	0.55	15.83	14.58	133.60
Companies Without Dividends(31)	0.29	-0.10	14.49	14.40	112.72
Equity/Assets <6%(3)	0.11	-0.08	1.84	1.84	114.01
Equity/Assets 6-12%(43)	1.00	0.46	15.15	14.27	159.96
Equity/Assets >12%(57)	0.60	0.30	16.14	15.18	103.66
Converted Last 3 Months (no MHC)(1)	0.03	0.09	13.87	13.87	85.19
Actively Traded Companies(1)	6.22	6.22	47.42	47.42	612.55
Market Value Below $20 Million(4)	-0.27	-0.26	5.08	5.07	65.21
Holding Company Structure(87)	0.66	0.37	14.88	13.84	122.27
Assets Over $1 Billion(46)	1.12	0.48	15.86	14.39	142.89
Assets $500 Million-$1 Billion(27)	0.39	0.26	13.83	13.12	115.55
Assets $250-$500 Million(28)	0.57	0.30	16.56	16.28	116.03
Assets less than $250 Million(2)	0.15	-0.14	12.00	11.99	102.99
Goodwill Companies(58)	0.87	0.49	15.11	13.46	127.98
Non-Goodwill Companies(44)	0.62	0.20	15.89	15.89	127.71
Market Averages, MHC Institutions					
All Public Companies(16)	0.35	0.32	9.11	8.51	81.19
NASDAQ Listed OTC Companies(16)	0.35	0.32	9.11	8.51	81.19
Mid-Atlantic Companies(10)	0.32	0.31	9.13	8.57	89.36
Mid-West Companies(3)	0.26	0.28	6.92	6.06	36.59
New England Companies(2)	0.39	0.23	9.32	8.48	94.22
South-East Companies(1)	0.68	0.66	12.89	12.89	62.73
Thrift Strategy(16)	0.35	0.32	9.11	8.51	81.19
Companies Issuing Dividends(9)	0.59	0.59	9.90	9.33	88.03
Companies Without Dividends(7)	-0.03	-0.10	7.93	7.27	70.94
Equity/Assets <6%(1)	0.96	0.96	10.60	9.13	188.12
Equity/Assets 6-12%(6)	0.33	0.27	9.64	9.23	104.59
Equity/Assets >12%(9)	0.28	0.27	8.53	7.89	50.28
Holding Company Structure(15)	0.35	0.32	9.25	8.61	84.05
Assets Over $1 Billion(7)	0.38	0.31	8.21	7.42	71.48
Assets $500 Million-$1 Billion(2)	0.78	0.76	10.69	10.69	123.71
Assets $250-$500 Million(7)	0.20	0.20	9.44	8.82	77.38
Goodwill Companies(10)	0.38	0.34	8.49	7.49	79.54
Non-Goodwill Companies(5)	0.61	0.60	10.50	10.50	86.69
MHC Institutions(16)	0.35	0.32	9.11	8.51	81.19

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Exludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit 1-A (continued)
Weekly Thrift Market Line - Part One
Prices As of January 17, 2014

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization ($Mil)	High ($)	Low ($)	Last Wk ($)	Last Wk (%)	52 Wks (2) (%)	MRY (2) (%)	LTM EPS (3) ($)	LTM Core EPS (3) ($)	BV/ Share ($)	TBV/ Share (4) ($)	Assets/ Share ($)
NYSE Traded Companies														
AF Astoria Financial Corp. of NY*	13.78	98,865	1,362.4	14.26	9.22	13.89	-0.79	37.52	-0.36	0.59	0.53	13.43	11.56	162.06
EVER EverBank Financial Corp. of FL*	17.36	122,545	2,127.4	18.97	12.75	18.04	-3.77	12.14	-5.34	1.14	-0.40	11.86	11.42	143.72
FBC Flagstar Bancorp, Inc. of MI*	19.87	56,115	1,115.0	20.82	12.29	20.26	-1.92	15.19	1.27	0.12	-4.52	17.96	17.96	210.42
NYCB New York Community Bcrp of NY*	17.02	440,869	7,503.6	17.39	12.90	17.00	0.12	24.69	1.01	1.08	0.93	12.92	7.35	103.80
PFS Provident Fin. Serv. Inc of NJ*	18.37	59,864	1,099.7	19.93	14.41	18.56	-1.02	21.09	-4.92	1.17	1.15	16.65	10.71	122.63
NASDAQ Listed OTC Companies														
ASBB ASB Bancorp, Inc. of NC*	17.49	5,224	91.4	18.41	15.67	17.30	1.10	6.26	1.39	0.25	-0.26	19.69	19.69	143.82
ALLB Alliance Bancorp, Inc. of PA*	15.06	4,917	74.1	15.60	12.56	15.05	0.07	18.68	-2.21	0.37	0.37	15.59	15.59	88.68
ANCB Anchor Bancorp of Aberdeen, WA*	16.87	2,550	43.0	19.00	13.75	17.88	-5.65	22.69	-7.76	-0.21	-0.27	20.62	20.62	158.15
AFCB Athens Bancshares Corp. of TN*	19.50	2,088	40.7	20.61	16.50	19.51	-0.05	8.33	-1.61	1.09	1.09	21.20	21.10	141.61
ACFC Atlantic Coast Fin. Corp of GA(8)*	4.42	2,629	11.6	6.88	2.50	4.30	2.79	76.80	2.08	-1.83	-2.19	11.36	11.36	271.63
BLMT BSB Bancorp, Inc. of MA*	15.39	9,056	139.4	15.80	12.60	15.31	0.52	18.93	1.99	0.20	0.05	14.26	14.26	112.97
BKMU Bank Mutual Corp of WI*	7.08	46,438	328.8	7.34	4.67	7.03	0.71	47.81	1.00	0.22	0.12	5.95	5.94	50.25
BFIN BankFinancial Corp. of IL*	9.40	21,102	198.4	9.79	7.19	9.55	-1.57	25.50	2.62	-1.10	-1.15	8.26	8.14	68.33
BNCL Beneficial Mut MHC of PA(42.9)	11.25	78,094	405.7	11.35	8.36	11.08	1.53	21.75	3.02	0.17	0.14	7.94	6.27	59.99
BHLB Berkshire Hills Bancorp of MA*	26.22	24,952	654.2	30.70	23.38	26.31	-0.34	8.39	-3.85	1.60	2.10	26.98	16.08	218.43
BOFI Bofi Holding, Inc. Of CA*	80.22	13,803	1,107.3	82.27	29.75	78.80	1.80	166.96	2.28	3.09	2.27	20.11	20.11	237.93
BYFC Broadway Financial Corp. of CA*	1.14	6,145	7.0	1.50	0.52	1.20	-5.00	44.30	22.58	-0.34	-0.23	1.89	1.89	56.25
CMSB CMS Bancorp Inc of W Plains NY(8)*	9.40	1,863	17.5	10.44	7.68	9.38	0.21	13.25	1.18	0.49	0.29	11.40	11.40	138.62
CBNJ Cape Bancorp, Inc. of NJ*	10.49	12,172	127.7	10.49	8.65	10.30	1.84	17.08	3.25	0.45	0.38	11.55	9.67	88.27
CFFN Capitol Federal Fin Inc. of KS*	12.05	147,840	1,781.5	13.21	11.58	11.87	1.52	2.03	-0.50	0.47	0.47	11.04	11.04	62.14
CARV Carver Bancorp, Inc. of NY*	7.40	3,696	27.4	9.54	3.97	7.20	2.78	68.18	5.87	0.56	0.08	1.78	1.78	171.76
CFBK Central Federal Corp. of OH*	1.36	15,824	21.5	1.75	1.29	1.31	3.82	-9.33	2.26	-0.14	-0.15	1.39	1.39	15.82
CHFN Charter Financial Corp of GA*	10.79	22,752	245.5	11.82	8.67	10.73	0.56	23.17	0.19	0.27	0.23	12.03	11.81	47.88
CHEV Cheviot Financial Corp. of OH*	10.33	6,837	70.6	11.94	9.76	10.20	1.27	0.19	0.29	0.27	0.16	13.62	12.03	86.55
CBNK Chicopee Bancorp, Inc. of MA*	17.29	5,415	93.6	19.72	15.06	16.89	2.37	4.53	-0.69	0.53	0.54	16.86	16.86	111.70
CZWI Citizens Comm Bncorp Inc of WI*	7.59	5,155	39.1	7.75	6.01	7.40	2.57	22.82	2.43	0.20	0.23	10.51	10.47	107.57
CSBK Clifton Svg Bp MHC of NJ(35.8)	12.91	26,248	124.0	13.47	11.01	12.86	0.39	14.76	0.86	0.24	0.22	7.18	7.18	41.26
CWAY Coastway Bancorp, Inc. of RI*	10.90	4,949	53.9	11.05	10.80	0.00	-1.00	9.00	9.00	0.03	0.09	13.87	13.87	85.19
COBK Colonial Financial Serv. of NJ*	12.60	3,853	48.5	17.00	12.52	13.00	-3.08	-6.67	-5.26	-0.88	-1.07	15.65	15.65	155.26
DCOM Dime Community Bancshars of NY*	16.89	36,549	617.3	17.92	13.33	16.88	0.06	18.86	-0.18	1.09	1.78	11.57	10.04	109.86
ESBF ESB Financial Corp. of PA*	13.48	17,669	238.2	15.00	10.68	13.55	-0.52	18.66	-5.07	0.90	0.87	10.61	8.24	107.50
ESSA ESSA Bancorp, Inc. of PA*	11.47	11,946	137.0	11.70	9.99	11.39	0.70	4.65	-0.78	0.74	0.67	13.93	12.99	114.88
EBMT Eagle Bancorp Montanta of MT*	10.98	3,899	42.8	12.03	10.20	11.05	-0.63	3.20	0.27	0.57	-0.41	12.36	10.37	131.79
FSBW FS Bancorp, Inc. of WA*	16.97	3,240	55.0	19.45	13.84	17.00	-0.18	23.51	-1.05	1.38	-0.20	19.21	19.21	122.24
FFCO FedFirst Financial Corp of PA*	19.50	2,432	47.4	23.00	16.20	19.94	-2.21	18.11	0.10	1.01	1.01	21.86	21.39	132.61
FCAP First Capital, Inc. of IN*	20.50	2,785	57.1	21.97	19.35	21.03	-2.52	4.91	-3.57	1.83	1.56	18.95	17.02	160.76
FCLF First Clover Leaf Fin Cp of IL*	9.16	7,007	64.2	10.00	6.25	9.45	-3.07	42.68	-6.53	0.57	0.44	10.49	8.82	92.27
FBNK First Connecticut Bncorp of CT*	15.49	16,416	254.3	17.00	13.14	15.57	-0.51	10.88	-3.91	0.35	0.09	13.86	13.86	121.36
FDEF First Defiance Fin. Corp of OH*	25.30	9,785	247.6	28.46	19.20	24.91	1.57	28.82	-2.58	2.28	2.04	27.53	20.85	210.37
FFNM First Fed of N. Michigan of MI*	5.03	2,884	14.5	5.72	3.40	4.99	0.80	5.89	-6.85	-0.20	-0.29	8.27	8.25	74.16
FFBH First Fed. Bancshares of AR*	8.21	20,041	164.5	10.05	7.55	8.59	-4.42	-16.57	-5.63	0.02	-0.01	3.57	3.57	26.43
FFNW First Fin NW, Inc of Renton WA*	10.76	16,790	180.7	11.25	7.44	10.89	-1.19	32.19	3.76	1.31	1.33	11.05	11.05	53.11
FSFG First Savings Fin. Grp. of IN*	22.96	2,300	52.8	28.20	19.50	22.71	1.10	14.86	0.48	1.94	1.72	28.22	23.83	283.92
FXCB Fox Chase Bancorp, Inc. of PA*	17.27	12,148	209.8	18.24	16.07	17.25	0.12	3.54	0.00	0.49	0.41	14.34	14.34	91.12
FRNK Franklin Financial Corp. of VA*	19.28	12,251	236.2	20.50	16.95	19.13	0.78	13.35	-2.53	0.76	0.69	19.70	19.70	86.47
GTWN Georgetown Bancorp, Inc. of MA*	15.53	1,875	29.1	16.50	11.20	14.21	9.29	35.63	-2.33	0.50	0.01	15.73	15.73	131.82
GCBC Green Co Bcrp MHC of NY (44.7)	25.33	4,200	45.9	32.54	19.34	25.33	0.00	12.63	-2.58	1.51	1.53	13.57	13.57	154.87
HFFC HF Financial Corp. of SD*	13.31	7,055	93.9	14.55	12.13	13.11	1.53	0.60	2.78	0.68	0.22	13.62	12.92	177.27
HMNF HMN Financial, Inc. of MN*	10.45	4,393	45.9	10.98	3.30	10.53	-0.76	221.54	-1.14	1.83	1.39	9.47	9.47	128.06
HBK Hamilton Bancorp, Inc. of MD*	14.00	3,703	51.8	15.45	11.34	14.12	-0.85	23.78	-1.34	-0.28	-0.32	17.57	16.80	84.73
HBNK Hampden Bancorp, Inc. of MA*	16.01	5,649	90.4	18.42	14.75	16.00	0.06	-3.84	-2.44	0.61	0.50	14.87	14.87	123.23
HBOS Heritage Fin Group, Inc of GA*	18.80	7,835	147.3	19.90	13.55	18.78	0.11	37.73	-2.34	1.32	1.01	15.38	14.84	168.77
HIFS Hingham Inst. for Sav. of MA*	78.60	2,129	167.3	79.56	57.69	78.50	0.13	16.44	0.14	6.22	6.22	47.42	47.42	612.55
HBCP Home Bancorp Inc. Lafayette LA*	20.92	7,099	148.5	21.96	16.86	20.95	-0.14	10.51	10.98	1.11	0.90	19.75	19.47	135.50
HFBL Home Federal Bancorp Inc of LA*	17.34	2,347	40.7	18.99	15.34	17.34	0.00	-1.42	-2.58	1.24	0.51	17.97	17.97	124.71
HMST HomeStreet, Inc. of WA*	19.40	14,422	279.8	28.73	18.48	20.27	-4.29	-27.96	-3.00	2.28	-6.25	18.60	18.57	197.91
HTBI HomeTrust Bancshrs, Inc. of NC*	15.85	20,591	326.4	17.00	13.76	15.85	0.00	13.62	-0.88	0.58	0.49	17.88	17.71	81.27
HCBK Hudson City Bancorp, Inc of NJ(8)*	9.08	528,419	4,798.0	9.79	7.67	9.40	-3.40	5.83	-3.71	0.35	0.33	8.87	8.58	74.16
IROQ IF Bancorp, Inc. of IL*	16.90	4,570	77.2	17.04	14.34	16.87	0.18	12.97	1.20	0.73	0.60	17.98	17.98	118.16

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Exludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit 1-A (continued)
Weekly Thrift Market Line - Part One
Prices As of January 17, 2014

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
	Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Wk ($)	% Change From Last Wk (%)	% Change From 52 Wks (2) (%)	% Change From MRY (2) (%)	LTM EPS (3) ($)	LTM Core EPS (3) ($)	BV/ Share ($)	TBV/ Share (4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
ISBC Investors Bcrp MHC of NJ(41.6)	25.50	112,156	1,276.2	26.12	17.36	25.61	-0.43	41.04	-0.31	0.94	0.92	10.05	9.28	123.11
JXSB Jacksonville Bancorp Inc of IL*	19.58	1,831	35.9	20.22	17.56	19.40	0.93	8.42	0.15	1.82	1.32	22.89	21.40	175.14
JFBI Jefferson Bancshares Inc of TN*	6.60	6,598	43.5	6.94	3.06	6.70	-1.49	110.86	2.80	0.27	0.27	8.08	7.92	75.56
KFFB KY Fst Fed Bp MHC of KY (38.9)	8.20	8,573	25.6	8.97	7.55	8.10	1.23	2.50	2.50	0.33	0.39	7.78	6.09	36.74
KRNY Kearny Fin Cp MHC of NJ (24.0)	11.69	66,381	209.5	12.09	9.19	11.89	-1.68	17.61	0.52	0.11	0.09	7.07	5.43	48.78
LSBI LSB Fin. Corp. of Lafayette IN*	28.96	1,560	45.2	30.71	20.05	28.78	0.63	26.13	1.65	1.73	0.84	25.79	25.79	227.63
LPSB LaPorte Bancorp Inc. of IN*	10.95	6,216	68.1	11.86	8.60	10.78	1.58	26.44	-1.53	0.65	0.50	13.42	12.01	80.38
LSBK Lake Shore Bnp MHC of NY(38.7)	12.28	5,915	30.1	14.69	10.38	12.28	0.00	18.65	0.66	0.60	0.60	11.05	11.05	82.07
LABC Louisiana Bancorp, Inc. of LA*	18.25	2,887	52.7	18.44	15.00	18.15	0.55	4.41	0.16	0.97	0.59	19.69	19.69	110.31
MSBF MSB Fin Corp MHC of NJ (39.2)	8.14	5,010	17.4	9.10	6.06	9.10	-10.55	20.95	2.01	-1.26	-1.26	7.79	7.79	68.59
MCBK Madison County Financial of NE*	17.39	3,193	55.5	19.19	15.81	18.00	-3.39	5.52	-3.39	0.92	0.80	19.86	19.49	86.77
MGYR Magyar Bancorp MHC of NJ(44.9)	7.36	5,811	19.0	7.95	4.35	7.30	0.82	74.41	-1.34	0.04	-0.02	7.80	7.80	92.54
MLVF Malvern Bancorp, Inc. of PA*	10.90	6,558	71.5	13.20	10.55	10.88	0.18	-3.63	-0.91	-2.87	-2.75	11.50	11.50	91.73
EBSB Meridian Fn Serv MHC MA (40.6)	23.45	22,256	221.6	24.40	16.82	21.92	6.98	38.59	3.85	0.61	0.30	10.95	10.33	119.29
CASH Meta Financial Group of IA*	41.31	6,071	250.8	41.65	22.69	39.88	3.59	75.19	2.43	2.21	2.00	23.55	23.17	278.70
NASB NASB Fin, Inc. of Grandview MO*	28.50	7,868	224.2	30.50	19.80	28.44	0.21	25.00	-5.63	3.51	-1.66	24.85	24.56	145.42
NECB NE Comm Bncrp MHC of NY (42.5)	7.29	12,645	43.4	8.00	5.25	7.17	1.67	35.25	0.97	-0.08	-0.08	8.27	8.19	34.25
NHTB NH Thrift Bancshares of NH*	15.00	7,121	106.8	15.51	12.50	14.90	0.67	18.11	-1.64	1.09	0.95	15.25	8.89	174.17
NVSL Naugatuck Valley Fin Crp of CT*	7.18	7,002	50.3	7.94	6.75	7.18	0.00	5.59	-0.83	-1.73	-1.87	8.49	8.49	69.59
NFBK Northfield Bancorp, Inc. of NJ*	12.91	57,939	748.0	13.43	11.01	12.99	-0.62	16.20	-2.20	0.30	0.28	12.36	12.07	47.07
NWBI Northwest Bancshares Inc of PA*	14.63	94,152	1,377.4	15.05	11.98	14.77	-0.95	19.04	-1.01	0.67	0.65	12.09	10.21	84.00
OBAF OBA Financial Serv. Inc of MD*	17.89	4,038	72.2	19.50	17.81	18.00	-0.61	-1.16	-1.70	0.29	0.28	17.78	17.78	96.69
OSHC Ocean Shore Holding Co. of NJ*	13.72	6,965	95.6	15.45	13.01	13.63	0.66	-10.68	0.44	0.72	0.73	15.24	14.48	149.82
OCFC OceanFirst Fin. Corp of NJ*	17.24	17,386	299.7	18.88	13.03	17.06	1.06	29.33	0.64	1.06	1.00	12.30	12.30	131.50
OFED Oconee Fed Fn Cp MHC SC (35.0)	17.63	5,833	39.2	17.75	13.73	17.42	1.21	19.85	0.17	0.68	0.66	12.89	12.89	62.73
OABC OmniAmerican Bancorp Inc of TX*	22.09	11,464	253.2	26.61	20.46	21.13	4.54	-12.48	3.32	0.52	0.29	18.00	18.00	126.34
ONFC Oneida Financial Corp. of NY*	12.37	7,026	86.9	16.32	11.20	11.97	3.34	9.47	-2.37	0.89	0.82	12.74	8.94	101.56
ORIT Oritani Financial Corp of NJ*	15.44	45,653	704.9	16.90	14.49	15.35	0.59	-2.65	-3.80	0.89	0.91	11.54	11.54	61.85
PSBH PSB Hldgs Inc MHC of CT (42.9)	6.40	6,542	17.9	7.25	5.15	6.33	1.11	24.27	0.31	0.16	0.15	7.70	6.63	69.14
PBHC Pathfinder BC MHC of NY (39.5)	13.47	2,618	12.1	16.50	10.40	13.50	-0.22	29.52	-0.22	0.96	0.96	10.60	9.13	188.12
PEOP Peoples Fed Bancshrs Inc of MA*	17.90	6,466	115.7	19.28	17.10	17.82	0.45	2.46	0.90	0.35	0.33	16.45	16.45	90.51
PBCT Peoples United Financial of CT*	14.85	306,910	4,557.6	15.70	12.22	15.38	-3.45	16.84	-1.79	0.76	0.71	15.11	8.16	102.67
PBSK Poage Bankshares, Inc. of KY*	13.95	3,351	46.7	15.10	13.06	14.00	-0.36	0.43	-0.43	0.64	0.65	17.28	17.28	86.84
PBCP Polonia Bancorp, Inc. of PA*	10.10	3,511	35.5	10.31	8.30	10.14	-0.39	18.96	2.12	-0.08	-1.07	11.62	11.62	81.38
PROV Provident Fin. Holdings of CA*	14.57	10,201	148.6	19.69	14.12	14.72	-1.02	-22.00	-2.87	1.82	-1.71	15.41	15.41	113.03
PBIP Prudential Bancorp Inc of PA*	10.66	9,464	100.9	11.39	7.68	10.73	-0.65	39.71	-1.20	0.22	0.22	12.82	12.82	55.45
PULB Pulaski Fin Cp of St. Louis MO*	11.63	11,064	128.7	11.74	9.02	11.37	2.29	26.97	3.29	0.75	-0.01	8.93	8.57	115.32
RVSB Riverview Bancorp, Inc. of WA*	3.09	22,472	69.4	3.20	1.87	2.83	9.19	56.06	6.55	0.21	0.18	3.60	2.46	35.10
RCKB Rockville Fin New, Inc. of CT(8)*	14.19	26,058	369.8	15.42	12.27	14.31	-0.84	8.99	-0.14	0.64	0.51	11.33	11.29	85.16
SIFI SI Financial Group, Inc. of CT*	11.76	12,797	150.5	12.34	10.34	11.85	-0.76	-0.51	-2.41	-0.09	0.03	11.94	10.35	106.95
SPBC SP Bancorp, Inc. of Plano, TX*	20.22	1,583	32.0	23.10	15.75	19.27	4.93	26.37	2.43	0.90	0.13	20.84	20.84	192.98
SVBI Severn Bancorp, Inc. of MD*	4.96	10,067	49.9	5.78	3.18	5.00	-0.80	52.62	4.64	-1.97	-2.23	6.14	6.11	80.98
SMPL Simplicity Bancorp of CA*	16.38	7,998	131.0	16.50	14.02	16.34	0.24	11.73	1.36	0.75	0.59	18.01	17.51	104.35
SIBC State Investors Bancorp of LA*	15.25	2,452	37.4	16.64	13.28	15.49	-1.55	9.87	-0.59	0.17	0.17	17.20	17.20	104.45
THRD TF Financial Corporation of PA*	29.50	3,148	92.9	33.72	24.00	29.14	1.24	22.25	4.76	2.06	2.78	29.48	27.94	264.72
TFSL TFS Fin Corp MHC of OH (26.5)	11.78	309,231	956.5	12.49	9.86	11.78	0.00	17.68	-2.81	0.18	0.16	6.05	6.02	36.44
TBNK Territorial Bancorp, Inc of HI*	22.62	10,180	230.3	24.38	21.05	22.72	-0.44	-0.53	-2.50	1.47	1.10	20.88	20.86	153.39
TSBK Timberland Bancorp, Inc. of WA*	10.26	7,045	72.3	11.11	7.01	10.11	1.48	44.51	6.65	0.53	0.26	11.04	10.22	105.84
TRST TrustCo Bank Corp NY of NY*	6.97	94,334	657.5	7.67	5.13	7.06	-1.27	33.02	-2.92	0.41	0.40	3.76	3.75	47.27
UCBA United Community Bancorp of IN*	10.77	5,150	55.5	11.71	9.41	10.70	0.65	10.57	0.28	0.55	0.40	14.25	13.63	99.31
UCFC United Community Fin. of OH*	3.63	50,225	182.3	5.00	3.00	3.51	3.42	15.97	1.68	0.07	-0.06	3.65	3.65	34.97
UBNK United Financial Bncrp of MA(8)*	18.94	19,678	372.7	20.47	14.25	19.08	-0.73	23.15	0.26	0.44	0.75	15.39	13.13	126.57
WSFS WSFS Financial Corp. of DE*	75.81	8,844	670.5	79.85	44.38	77.62	-2.33	68.54	-2.22	4.53	4.33	42.28	37.81	502.34
WVFC WVS Financial Corp. of PA*	12.30	2,058	25.3	13.63	9.00	11.90	3.36	36.67	0.41	0.44	0.43	15.58	15.58	143.81
WSBF Waterstone Fin MHC of WI(26.2)(8)	11.60	31,349	95.1	11.63	6.69	11.17	3.85	53.03	4.50	0.98	-0.79	6.79	6.77	50.97
WAYN Wayne Savings Bancshares of OH*	10.71	2,886	30.9	11.75	9.08	10.71	0.00	15.16	-1.65	0.71	0.68	13.33	12.71	138.49
WEBK Wellesley Bancorp, Inc. of MA*	19.79	2,460	48.7	20.45	14.96	19.05	3.88	24.47	1.23	1.00	0.90	18.85	18.85	171.18
WBB Westbury Bancorp, Inc. of WI*	13.90	5,143	71.5	14.64	13.02	13.91	-0.07	39.00	-0.36	-0.09	-0.09	17.62	17.62	105.64
WFD Westfield Fin. Inc. of MA*	7.28	20,736	151.0	8.07	6.50	7.31	-0.41	1.96	-2.41	0.31	0.21	7.57	7.57	61.31
WBKC Wolverine Bancorp, Inc. of MI*	22.48	2,409	54.2	22.48	18.00	21.60	4.07	15.28	5.54	0.72	0.06	26.19	26.19	120.94

Exhibit 1-B
Weekly Thrift Market Line - Part Two
Prices As of January 17, 2014

Financial Institution	Key Financial Ratios: Equity/ Assets(1) (%)	Tang Equity/ Assets(1) (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs/ Assets (%)	Rsvs/ NPAs (%)	Rsvs/ Loans (%)	Pricing Ratios: Price/ Earnings (x)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang Book (%)	Price/ Core Earnings (x)	Dividend Data (6): Div/ Share ($)	Dividend Yield (%)	Payout Ratio (7) (%)
Market Averages, All Public Companies(no MHC)																		
All Public Companies(103)	13.17	12.55	0.49	3.81	3.41	0.22	1.51	2.56	55.87	1.46	19.29	102.57	13.55	110.98	21.57	0.23	1.47	25.41
NYSE Traded Companies(5)	10.22	8.08	0.64	5.95	4.83	0.00	-1.22	2.40	47.03	1.30	17.51	120.34	12.28	156.99	20.09	0.38	2.20	22.23
NASDAQ Listed OTC Companies(98)	13.33	12.79	0.49	3.70	3.34	0.23	1.66	2.57	56.38	1.46	19.40	101.59	13.62	108.45	21.65	0.22	1.44	25.59
California Companies(4)	10.68	10.58	0.77	5.48	-2.23	-0.06	-0.74	4.64	41.07	1.64	18.60	81.94	16.08	82.80	31.55	0.19	2.05	21.55
Florida Companies(1)	8.25	7.97	0.78	9.48	6.57	-0.28	-3.33	1.46	26.08	0.49	15.23	146.37	12.08	152.01	NM	0.12	0.69	10.53
Mid-Atlantic Companies(30)	13.11	12.22	0.36	3.04	2.97	0.30	2.63	2.17	51.22	1.27	18.75	108.66	13.97	122.14	18.47	0.29	1.84	34.74
Mid-West Companies(27)	12.67	12.18	0.52	3.98	4.20	0.15	0.95	2.71	47.07	1.81	19.24	97.69	12.10	102.32	20.69	0.25	1.57	27.71
New England Companies(17)	12.53	11.49	0.29	2.62	1.78	0.22	2.05	1.41	67.92	1.07	21.73	103.99	12.79	119.66	22.82	0.28	1.44	27.20
North-West Companies(6)	13.27	12.65	0.96	6.75	7.13	-0.06	-2.81	5.50	33.02	1.88	12.62	91.77	12.18	99.67	21.57	0.15	1.02	13.73
South-East Companies(14)	16.54	16.45	0.62	3.89	4.00	0.46	2.85	2.72	88.21	1.61	22.27	104.26	16.75	105.08	25.65	0.09	0.69	12.93
South-West Companies(2)	12.52	12.52	0.47	3.60	3.40	0.16	1.12	1.26	46.92	0.89	22.47	109.87	13.98	109.87	NM	0.00	0.00	0.00
Western Companies (Excl CA)(2)	11.50	10.80	0.71	5.60	5.84	0.19	1.02	0.38	86.25	0.49	17.33	98.58	11.54	107.16	20.56	0.43	2.56	44.49
Thrift Strategy(100)	13.20	12.63	0.48	3.65	3.27	0.23	1.53	2.59	55.90	1.46	19.49	101.87	13.53	109.43	21.65	0.22	1.44	25.66
Mortgage Banker Strategy(1)	13.63	13.63	1.52	11.88	12.49	-1.43	-11.16	1.95	53.71	1.28	8.01	94.55	12.89	94.55	NM	0.40	2.75	21.98
Diversified Strategy(2)	11.57	8.06	0.84	7.32	5.55	0.80	6.95	1.43	55.32	1.13	18.14	138.79	14.78	191.24	19.21	0.56	2.51	10.60
Companies Issuing Dividends(72)	12.98	12.15	0.64	4.91	4.26	0.37	2.64	2.14	61.57	1.34	19.02	106.43	13.56	117.44	20.98	0.33	2.09	34.94
Companies Without Dividends(31)	13.64	13.50	0.15	1.11	1.34	-0.12	-1.28	3.69	40.81	1.74	20.66	92.68	13.53	94.45	24.55	0.00	0.00	0.00
Equity/Assets <6%(3)	2.20	2.20	-0.13	-3.51	-11.13	-0.17	-3.39	9.64	23.64	3.12	13.21	60.32	3.17	60.32	NM	0.02	1.75	0.00
Equity/Assets 6-12%(43)	9.73	9.18	0.48	4.99	4.72	0.17	1.82	2.56	49.73	1.45	18.40	108.78	11.02	117.07	20.21	0.24	1.41	26.41
Equity/Assets >12%(57)	16.14	15.44	0.53	3.19	2.99	0.27	1.46	2.28	61.94	1.40	20.26	98.81	15.81	107.47	22.69	0.23	1.51	25.15
Converted Last 3 Months (no MHC)(1)	16.28	16.28	0.04	0.00	0.28	0.11	0.00	0.00	0.00	0.00	NM	78.59	12.79	78.59	NM	0.00	0.00	0.00
Actively Traded Companies(1)	7.74	7.74	1.07	13.86	7.91	1.07	13.86	0.60	107.70	0.82	12.64	165.75	12.83	165.75	12.64	1.08	1.37	17.36
Market Value Below $20 Million(4)	7.26	7.24	-0.42	-6.60	-16.90	-0.39	-5.38	8.09	25.69	2.60	NM	60.57	4.40	60.64	NM	0.06	2.55	0.00
Holding Company Structure(87)	12.94	12.23	0.45	3.38	3.14	0.25	1.73	2.67	55.29	1.50	19.39	103.09	13.24	112.76	21.31	0.24	1.61	28.22
Assets Over $1 Billion(46)	12.64	11.69	0.71	6.02	4.88	0.31	2.43	2.09	48.98	1.25	18.98	116.10	14.77	130.51	20.40	0.35	2.01	31.28
Assets $500 Million-$1 Billion(27)	12.84	12.27	0.31	2.22	3.46	0.19	1.17	3.28	49.33	1.57	19.73	96.46	12.54	102.90	22.35	0.16	1.17	22.73
Assets $250-$500 Million(28)	14.48	14.28	0.36	2.03	1.32	0.14	0.57	2.62	79.34	1.71	18.79	88.85	12.90	90.37	22.89	0.13	0.92	17.87
Assets less than $250 Million(2)	11.54	11.53	0.08	0.38	-0.38	-0.19	-1.68	2.90	28.87	1.14	31.06	79.78	9.28	79.85	NM	0.12	1.31	32.00
Goodwill Companies(58)	12.62	11.49	0.56	4.59	4.78	0.30	2.32	2.42	47.08	1.40	18.58	102.67	12.62	117.63	19.90	0.31	1.92	31.54
Non-Goodwill Companies(44)	13.80	13.80	0.42	2.84	1.81	0.12	0.50	2.76	68.13	1.52	20.61	103.01	14.74	103.01	24.98	0.15	0.95	18.20
Market Averages, MHC Institutions																		
All Public Companies(16)	13.58	12.74	0.36	2.88	1.63	0.33	2.58	2.52	47.94	1.12	25.95	145.77	19.06	158.21	21.08	0.17	1.32	18.56
NASDAQ Listed OTC Companies(16)	13.58	12.74	0.36	2.88	1.63	0.33	2.58	2.52	47.94	1.12	25.95	145.77	19.06	158.21	21.08	0.17	1.32	18.56
Mid-Atlantic Companies(10)	12.51	11.81	0.22	2.30	0.99	0.20	2.13	2.78	53.38	1.28	19.60	145.24	17.43	158.25	19.69	0.17	1.02	18.11
Mid-West Companies(3)	18.89	16.95	0.70	3.69	2.78	0.76	3.92	0.00	0.00	0.72	24.85	150.05	27.32	165.16	21.03	0.20	2.44	0.00
New England Companies(2)	10.16	9.22	0.40	3.90	2.55	0.25	2.38	2.05	37.18	1.11	39.22	148.64	14.46	161.77	NM	0.08	1.25	0.00
South-East Companies(1)	20.55	20.55	1.06	5.00	3.86	1.03	4.86	1.11	20.49	0.37	25.93	136.77	28.10	136.77	26.71	0.40	2.27	58.82
Thrift Strategy(16)	13.58	12.74	0.36	2.88	1.63	0.33	2.58	2.52	47.94	1.12	25.95	145.77	19.06	158.21	21.08	0.17	1.32	18.56
Companies Issuing Dividends(9)	14.49	13.75	0.63	5.17	3.64	0.64	5.19	1.89	53.41	1.01	24.17	141.32	19.05	150.76	21.08	0.29	2.21	37.12
Companies Without Dividends(7)	12.22	11.22	-0.04	-0.55	-1.39	-0.12	-1.33	3.39	40.27	1.28	38.44	152.46	19.09	169.38	NM	0.00	0.00	0.00
Equity/Assets <6%(1)	5.63	4.89	0.51	6.17	7.13	0.51	6.17	1.67	61.74	1.50	14.03	127.08	7.16	147.54	14.03	0.12	0.89	12.50
Equity/Assets 6-12%(6)	9.50	9.10	0.14	2.21	-0.03	0.08	1.57	3.21	49.21	1.33	30.59	156.09	14.30	163.97	22.14	0.18	1.01	16.91
Equity/Assets >12%(9)	17.63	16.45	0.51	2.97	2.19	0.50	2.89	1.86	43.65	0.92	23.75	140.38	24.13	155.22	22.73	0.18	1.62	21.10
Holding Company Structure(15)	13.31	12.40	0.34	2.85	1.61	0.32	2.55	2.52	47.94	1.16	25.95	143.34	18.19	156.67	21.08	0.17	1.29	18.56
Assets Over $1 Billion(7)	13.18	12.08	0.50	4.24	2.02	0.42	3.51	1.32	73.65	1.20	32.79	191.57	24.45	212.00	27.72	0.07	0.44	4.26
Assets $500 Million-$1 Billion(2)	8.60	8.60	0.52	5.97	3.25	0.50	5.66	3.76	41.89	1.30	16.77	140.51	12.15	140.51	16.56	0.35	1.38	23.18
Assets $250-$500 Million(7)	15.35	14.48	0.20	0.83	0.83	0.21	0.91	2.91	32.81	1.01	25.05	108.02	16.42	117.16	20.56	0.21	2.07	39.33
Goodwill Companies(10)	13.75	12.34	0.43	3.75	2.54	0.39	3.37	2.04	57.30	1.22	28.89	152.60	19.49	173.32	20.92	0.11	1.19	5.63
Non-Goodwill Companies(5)	13.72	13.72	0.69	5.13	3.42	0.66	4.92	2.33	39.20	0.83	21.06	141.75	19.73	141.75	21.24	0.32	1.83	37.96
MHC Institutions(16)	13.58	12.74	0.36	2.88	1.63	0.33	2.58	2.52	47.94	1.12	25.95	145.77	19.06	158.21	21.08	0.17	1.32	18.56

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Exludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit 1-B (continued)
Weekly Thrift Market Line - Part Two
Prices As of January 17, 2014

Financial Institution	Key Financial Ratios: Equity/ Assets(1) (%)	Tang Equity/ Assets(1) (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs/ Assets (%)	Rsvs/ NPAs (%)	Rsvs/ Loans (%)	Pricing Ratios: Price/ Earnings (x)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang Book (%)	Price/ Core Earnings (x)	Dividend Data (6): Div/ Share ($)	Dividend Yield (%)	Payout Ratio (7) (%)
NYSE Traded Companies																		
AF Astoria Financial Corp. of NY*	8.29	7.22	0.36	4.21	4.28	0.32	3.78	2.98	29.93	1.14	23.36	102.61	8.50	119.20	26.00	0.16	1.16	27.12
EVER EverBank Financial Corp. of FL*	8.25	7.97	0.78	9.48	6.57	-0.28	-3.33	1.46	26.08	0.49	15.23	146.37	12.08	152.01	NM	0.12	0.69	10.53
FBC Flagstar Bancorp, Inc. of MI*	8.54	8.54	0.05	0.55	0.60	-1.90	-20.72	5.05	34.71	2.91	NM	110.63	9.44	110.63	NM	0.00	0.00	0.00
NYCB New York Community Bcrp of NY*	12.45	7.48	1.07	8.40	6.35	0.92	7.23	0.46	100.16	0.65	15.76	131.73	16.40	231.56	18.30	1.00	5.88	NM
PFS Provident Fin. Serv. Inc of NJ*	13.58	9.18	0.96	7.08	6.37	0.95	6.96	2.03	44.25	1.30	15.70	110.33	14.98	171.52	15.97	0.60	3.27	51.28
NASDAQ Listed OTC Companies																		
ASBB ASB Bancorp, Inc. of NC*	13.69	13.69	0.17	1.20	1.43	-0.18	-1.25	2.97	34.02	1.75	NM	88.83	12.16	88.83	NM	0.00	0.00	0.00
ALLB Alliance Bancorp, Inc. of PA*	17.58	17.58	0.40	2.29	2.46	0.40	2.29	NA	NA	1.55	NM	96.60	16.98	96.60	NM	0.20	1.33	54.05
ANCB Anchor Bancorp of Aberdeen, WA*	13.04	13.04	-0.12	-1.00	-1.24	-0.15	-1.28	6.25	19.59	1.73	NM	81.81	10.67	81.81	NM	0.00	0.00	NM
AFCB Athens Bancshares Corp. of TN*	14.97	14.91	0.77	4.91	5.59	0.77	4.91	3.88	39.01	1.97	17.89	91.98	13.77	92.42	17.89	0.20	1.03	18.35
ACFC Atlantic Coast Fin. Corp of GA(8)*	4.18	4.18	-0.64	-13.24	NM	-0.77	-15.85	6.63	20.11	2.31	NM	38.91	1.63	38.91	NM	0.00	0.00	NM
BLMT BSB Bancorp, Inc. of MA*	12.62	12.62	0.20	1.38	1.30	0.05	0.35	1.17	61.37	0.91	NM	107.92	13.62	107.92	NM	0.00	0.00	0.00
BKMU Bank Mutual Corp of WI*	11.84	11.82	0.43	3.69	3.11	0.23	2.01	1.21	80.59	1.55	32.18	118.99	14.09	119.19	NM	0.12	1.69	54.55
BFIN BankFinancial Corp. of IL*	12.09	11.93	-1.58	-13.02	-11.70	-1.65	-13.61	2.54	43.42	1.51	NM	113.80	13.76	115.48	NM	0.04	0.43	NM
BNCL Beneficial Mut MHC of PA(42.9)	13.24	10.75	0.28	2.11	1.51	0.23	1.74	1.24	97.59	2.43	NM	141.69	18.75	179.43	NM	0.00	0.00	0.00
BHLB Berkshire Hills Bancorp of MA*	12.35	7.75	0.77	6.09	6.10	1.01	7.99	0.96	63.78	0.82	16.39	97.18	12.00	163.06	12.49	0.72	2.75	45.00
BOFI Bofi Holding, Inc. Of CA*	8.45	8.45	1.44	16.80	3.85	1.06	12.34	0.70	62.85	0.58	25.96	NM	33.72	NM	35.34	0.00	0.00	0.00
BYFC Broadway Financial Corp. of CA*	3.36	3.36	-0.58	-10.83	-29.82	-0.39	-7.32	13.29	22.50	3.93	NM	60.32	2.03	60.32	NM	0.04	3.51	NM
CMSB CMS Bancorp Inc of W Plains NY(8)*	8.22	8.22	0.35	4.07	5.21	0.20	2.41	NA	NA	0.44	19.18	82.46	6.78	82.46	32.41	0.00	0.00	0.00
CBNJ Cape Bancorp, Inc. of NJ*	13.08	11.19	0.52	3.70	4.29	0.44	3.13	2.01	46.41	1.29	23.31	90.82	11.88	108.48	27.61	0.24	2.29	53.33
CFFN Capitol Federal Fin Inc. of KS*	17.77	17.77	0.75	4.15	3.90	0.75	4.15	0.44	22.02	0.15	25.64	109.15	19.39	109.15	25.64	0.30	2.49	63.83
CARV Carver Bancorp, Inc. of NY*	1.04	1.04	0.32	3.80	7.57	0.05	0.54	5.98	24.77	2.31	13.21	NM	4.31	NM	NM	0.00	0.00	0.00
CFBK Central Federal Corp. of OH*	8.79	8.79	-0.96	-9.59	-10.29	-1.03	-10.27	4.30	57.30	3.40	NM	97.84	8.60	97.84	NM	0.00	0.00	NM
CHFN Charter Financial Corp of GA*	25.13	24.78	0.57	3.12	2.50	0.48	2.66	1.55	71.94	2.04	39.96	89.69	22.54	91.36	NM	0.20	1.85	74.07
CHEV Cheviot Financial Corp. of OH*	15.74	14.16	0.30	1.82	2.61	0.18	1.08	2.60	10.20	0.46	38.26	75.84	11.94	85.87	NM	0.36	3.48	NM
CBNK Chicopee Bancorp, Inc. of MA*	15.09	15.09	0.48	3.17	3.07	0.49	3.23	1.27	57.74	0.95	32.62	102.55	15.48	102.55	32.02	0.20	1.16	37.74
CZWI Citizens Comm Bncorp Inc of WI*	9.77	9.74	0.19	1.89	2.64	0.22	2.17	1.98	56.23	1.40	37.95	72.22	7.06	72.49	33.00	0.02	0.26	10.00
CSBK Clifton Svg Bp MHC of NJ(35.8)	17.40	17.40	0.61	3.36	1.86	0.56	3.08	NA	NA	0.53	NM	179.81	31.29	179.81	NM	0.24	1.86	NM
CWAY Coastway Bancorp, Inc. of RI*	16.28	16.28	0.04	NM	0.28	0.11	NM	NA	NA	NA	NM	78.59	12.79	78.59	NM	0.00	0.00	0.00
COBK Colonial Financial Serv. of NJ*	10.08	10.08	-0.54	-5.16	-6.98	-0.66	-6.27	5.37	17.67	1.96	NM	80.51	8.12	80.51	NM	0.00	0.00	NM
DCOM Dime Community Bancshars of NY*	10.53	9.27	1.01	9.90	6.45	1.64	16.17	1.10	46.42	0.56	15.50	145.98	15.37	168.23	9.49	0.56	3.32	51.38
ESBF ESB Financial Corp. of PA*	9.87	7.84	0.83	8.31	6.68	0.80	8.03	1.03	34.40	0.97	14.98	127.05	12.54	163.59	15.49	0.40	2.97	44.44
ESSA ESSA Bancorp, Inc. of PA*	12.13	11.40	0.63	5.16	6.45	0.57	4.68	2.42	24.28	0.86	15.50	82.34	9.98	88.30	17.12	0.20	1.74	27.03
EBMT Eagle Bancorp Montanta of MT*	9.38	7.99	0.47	4.31	5.19	-0.34	-3.10	0.26	150.94	0.78	19.26	88.83	8.33	105.88	NM	0.29	2.64	50.88
FSBW FS Bancorp, Inc. of WA*	15.71	15.71	1.21	7.36	8.13	-0.18	-1.07	1.55	86.45	1.78	12.30	88.34	13.88	88.34	NM	0.20	1.18	14.49
FFCO FedFirst Financial Corp of PA*	16.48	16.19	0.77	4.50	5.18	0.77	4.50	1.56	63.43	1.21	19.31	89.20	14.70	91.16	19.31	0.24	1.23	23.76
FCAP First Capital, Inc. of IN*	11.79	10.72	1.12	9.66	8.93	0.95	8.23	1.57	69.89	1.66	11.20	108.18	12.75	120.45	13.14	0.80	3.90	43.72
FCLF First Clover Leaf Fin Cp of IL*	11.37	9.74	0.67	5.21	6.22	0.51	4.02	2.22	38.56	1.48	16.07	87.32	9.93	103.85	20.82	0.24	2.62	42.11
FBNK First Connecticut Bncorp of CT*	11.42	11.42	0.31	2.42	2.26	0.08	0.62	1.67	53.21	1.02	NM	111.76	12.76	111.76	NM	0.12	0.77	34.29
FDEF First Defiance Fin. Corp of OH*	13.09	10.24	1.09	8.52	9.01	0.97	7.62	3.12	40.49	1.65	11.10	91.90	12.03	121.34	12.40	0.40	1.58	17.54
FFNM First Fed of N. Michigan of MI*	11.15	11.13	-0.27	-2.37	-3.98	-0.39	-3.43	2.90	28.87	1.27	NM	60.82	6.78	60.97	NM	0.08	1.59	NM
FFBH First Fed. Bancshares of AR*	13.51	13.51	0.08	0.56	0.24	-0.04	-0.28	4.37	56.44	3.57	NM	229.97	31.06	229.97	NM	0.20	2.44	NM
FFNW First Fin NW, Inc of Renton WA*	20.81	20.81	2.39	11.78	12.17	2.43	11.96	9.52	14.45	1.85	8.21	97.38	20.26	97.38	8.09	0.16	1.49	12.21
FSFG First Savings Fin. Grp. of IN*	9.94	8.53	0.70	5.39	8.45	0.62	4.78	2.39	35.08	1.34	11.84	81.36	8.09	96.35	13.35	0.40	1.74	20.62
FXCB Fox Chase Bancorp, Inc. of PA*	15.74	15.74	0.54	3.34	2.84	0.45	2.79	2.22	45.33	1.56	35.24	120.43	18.95	120.43	NM	0.32	1.85	65.31
FRNK Franklin Financial Corp. of VA*	22.78	22.78	0.88	3.85	3.94	0.80	3.49	5.79	15.88	1.87	25.37	97.87	22.30	97.87	27.94	0.00	0.00	0.00
GTWN Georgetown Bancorp, Inc. of MA*	11.93	11.93	0.42	3.12	3.22	0.01	0.06	NA	NA	1.00	31.06	98.73	11.78	98.73	NM	0.16	1.03	32.00
GCBC Green Co Bcrp MHC of NY (44.7)	8.76	8.76	1.00	11.43	5.96	1.02	11.58	1.45	74.53	1.84	16.77	186.66	16.36	186.66	16.56	0.70	2.76	46.36
HFFC HF Financial Corp. of SD*	7.68	7.32	0.40	4.89	5.11	0.13	1.58	1.82	47.23	1.41	19.57	97.72	7.51	103.02	NM	0.45	3.38	66.18
HMNF HMN Financial, Inc. of MN*	7.39	7.39	1.32	12.95	17.51	1.00	9.84	6.58	44.56	4.02	5.71	110.35	8.16	110.35	7.52	0.00	0.00	0.00
HBK Hamilton Bancorp, Inc. of MD*	20.74	20.01	-0.31	-1.72	-2.00	-0.35	-1.96	2.58	32.87	1.72	NM	79.68	16.52	83.33	NM	0.00	0.00	NM
HBNK Hampden Bancorp, Inc. of MA*	12.07	12.07	0.52	4.03	3.81	0.43	3.30	1.63	48.34	1.12	26.25	107.67	12.99	107.67	32.02	0.24	1.50	39.34
HBOS Heritage Fin Group, Inc of GA*	9.11	8.82	0.84	8.59	7.02	0.64	6.57	1.18	56.88	1.08	14.24	122.24	11.14	126.68	18.61	0.16	0.85	12.12
HIFS Hingham Inst. for Sav. of MA*	7.74	7.74	1.07	13.86	7.91	1.07	13.86	0.60	107.70	0.82	12.64	165.75	12.83	165.75	12.64	1.08	1.37	17.36
HBCP Home Bancorp Inc. Lafayette LA*	14.58	14.40	0.81	5.60	5.31	0.66	4.54	1.98	34.00	0.95	18.85	105.92	15.44	107.45	23.24	0.00	0.00	0.00
HFBL Home Federal Bancorp Inc of LA*	14.41	14.41	1.05	6.60	7.15	0.43	2.71	0.18	437.57	1.07	13.98	96.49	13.90	96.49	34.00	0.24	1.38	19.35
HMST HomeStreet, Inc. of WA*	9.40	9.38	1.17	12.26	11.75	-3.20	-33.60	4.29	20.18	1.29	8.51	104.30	9.80	104.47	NM	0.44	2.27	19.30
HTBI HomeTrust Bancshrs, Inc. of NC*	22.00	21.83	0.73	3.25	3.66	0.62	2.74	5.98	29.19	2.43	27.33	88.65	19.50	89.50	32.35	0.00	0.00	0.00
HCBK Hudson City Bancorp, Inc of NJ(8)*	11.96	11.61	0.46	3.94	3.85	0.43	3.72	2.93	25.38	1.18	25.94	102.37	12.24	105.83	27.52	0.16	1.76	45.71
IROQ IF Bancorp, Inc. of IL*	15.22	15.22	0.62	3.94	4.32	0.51	3.24	1.18	62.14	1.23	23.15	93.99	14.30	93.99	28.17	0.10	0.59	13.70

(1) Average of High/Low or Bid/Ask price per share.
(2) Or since offering price if converted of first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized.
(3) EPS (earnings per share) is based on actual trailing 12 month data and is not shown on a pro forma basis.
(4) Exludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(6) Annualized based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing 12 month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit 1-B (continued)
Weekly Thrift Market Line - Part Two
Prices As of January 17, 2014

Financial Institution	Key Financial Ratios: Equity/ Assets(1) (%)	Tang Equity/ Assets(1) (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs/ Assets (%)	Rsvs/ NPAs (%)	Rsvs/ Loans (%)	Pricing Ratios: Price/ Earnings (x)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang Book (%)	Price/ Core Earnings (x)	Dividend Data (6): Div/ Share ($)	Dividend Yield (%)	Payout Ratio (7) (%)
NASDAQ Listed OTC Companies (continued)																		
ISBC Investors Bcrp MHC of NJ(41.6)	8.16	7.59	0.82	9.72	3.69	0.80	9.51	1.01	119.80	1.44	27.13	253.73	20.71	274.78	27.72	0.20	0.78	21.28
JXSB Jacksonville Bancorp Inc of IL*	13.07	12.32	1.05	7.71	9.30	0.76	5.59	1.46	69.91	1.82	10.76	85.54	11.18	91.50	14.83	0.32	1.63	17.58
JFBI Jefferson Bancshares Inc of TN*	10.69	10.50	0.35	3.34	4.09	0.35	3.34	3.46	28.96	1.56	24.44	81.68	8.73	83.33	24.44	0.00	0.00	0.00
KFFB KY Fst Fed Bp MHC of KY (38.9)	21.18	17.38	0.92	4.36	4.02	1.08	5.15	NA	NA	0.53	24.85	105.40	22.32	134.65	21.03	0.40	4.88	NM
KRNY Kearny Fin Cp MHC of NJ (24.0)	14.49	11.52	0.24	1.52	0.94	0.20	1.24	1.18	29.35	0.77	NM	165.35	23.96	215.29	NM	0.00	0.00	0.00
LSBI LSB Fin. Corp. of Lafayette IN*	11.33	11.33	0.75	6.86	5.97	0.36	3.33	1.51	119.71	2.45	16.74	112.29	12.72	112.29	34.48	0.28	0.97	16.18
LPSB LaPorte Bancorp Inc. of IN*	16.70	15.21	0.83	5.13	5.94	0.63	3.94	1.74	48.52	1.52	16.85	81.59	13.62	91.17	21.90	0.16	1.46	24.62
LSBK Lake Shore Bnp MHC of NY(38.7)	13.46	13.46	0.73	5.36	4.89	0.73	5.36	0.71	52.54	0.66	20.47	111.13	14.96	111.13	20.47	0.28	2.28	46.67
LABC Louisiana Bancorp, Inc. of LA*	17.85	17.85	0.89	4.99	5.32	0.54	3.03	0.95	72.59	0.89	18.81	92.69	16.54	92.69	30.93	0.00	0.00	0.00
MSBF MSB Fin Corp MHC of NJ (39.2)	11.36	11.36	-1.84	-16.17	-15.48	-1.84	-16.17	6.63	17.31	1.73	NM	104.49	11.87	104.49	NM	0.00	0.00	NM
MCBK Madison County Financial of NE*	22.89	22.56	1.07	5.17	5.29	0.93	4.50	0.17	NA	2.64	18.90	87.56	20.04	89.23	21.74	0.28	1.61	30.43
MGYR Magyar Bancorp MHC of NJ(44.9)	8.43	8.43	0.04	0.52	0.54	-0.02	-0.26	6.06	9.25	0.75	NM	94.36	7.95	94.36	NM	0.00	0.00	0.00
MLVF Malvern Bancorp, Inc. of PA*	12.54	12.54	-2.81	-22.01	-26.33	-2.69	-21.09	1.20	70.61	1.22	NM	94.78	11.88	94.78	NM	0.11	1.01	NM
EBSB Meridian Fn Serv MHC MA (40.6)	9.18	8.70	0.56	5.71	2.60	0.28	2.81	1.86	47.86	1.11	38.44	214.16	19.66	227.01	NM	0.00	0.00	0.00
CASH Meta Financial Group of IA*	8.45	8.33	0.79	9.50	5.35	0.71	8.59	0.33	69.41	1.02	18.69	175.41	14.82	178.29	20.66	0.52	1.26	23.53
NASB NASB Fin, Inc. of Grandview MO*	17.09	16.92	2.32	14.89	12.32	-1.10	-7.04	6.60	26.99	2.60	8.12	114.69	19.60	116.04	NM	0.90	3.16	25.64
NECB NE Comm Bncrp MHC of NY (42.5)	24.15	23.98	-0.23	-0.97	-1.10	-0.23	-0.97	5.07	18.28	1.15	NM	88.15	21.28	89.01	NM	0.12	1.65	NM
NHTB NH Thrift Bancshares of NH*	8.76	5.30	0.64	6.13	7.27	0.56	5.35	1.47	52.97	1.00	13.76	98.36	8.61	168.73	15.79	0.52	3.47	47.71
NVSL Naugatuck Valley Fin Crp of CT*	12.20	12.20	-2.34	-18.56	-24.09	-2.52	-20.06	3.69	60.36	2.76	NM	84.57	10.32	84.57	NM	0.00	0.00	NM
NFBK Northfield Bancorp, Inc. of NJ*	26.26	25.80	0.64	2.91	2.32	0.60	2.71	1.71	58.20	1.93	NM	104.45	27.43	106.96	NM	0.24	1.86	NM
NWBI Northwest Bancshares Inc of PA*	14.39	12.43	0.79	5.51	4.58	0.77	5.35	2.35	40.84	1.32	21.84	121.01	17.42	143.29	22.51	0.52	3.55	NM
OBAF OBA Financial Serv. Inc of MD*	18.39	18.39	0.30	1.58	1.62	0.29	1.53	1.05	85.10	1.15	NM	100.62	18.50	100.62	NM	0.00	0.00	0.00
OSHC Ocean Shore Holding Co. of NJ*	10.17	9.71	0.48	4.77	5.25	0.49	4.83	0.80	50.40	0.58	19.06	90.03	9.16	94.75	18.79	0.24	1.75	33.33
OCFC OceanFirst Fin. Corp of NJ*	9.35	9.35	0.80	8.46	6.15	0.76	7.98	2.95	31.01	1.35	16.26	140.16	13.11	140.16	17.24	0.48	2.78	45.28
OFED Oconee Fed Fn Cp MHC SC (35.0)	20.55	20.55	1.06	5.00	3.86	1.03	4.86	1.11	20.49	0.37	25.93	136.77	28.10	136.77	26.71	0.40	2.27	58.82
OABC OmniAmerican Bancorp Inc of TX*	14.25	14.25	0.45	2.91	2.35	0.25	1.62	1.13	40.95	0.77	NM	122.72	17.48	122.72	NM	0.00	0.00	0.00
ONFC Oneida Financial Corp. of NY*	12.54	9.14	0.90	6.83	7.19	0.83	6.29	0.43	100.75	0.91	13.90	97.10	12.18	138.37	15.09	0.48	3.88	53.93
ORIT Oritani Financial Corp of NJ*	18.66	18.66	1.45	7.88	5.76	1.48	8.05	0.98	114.17	1.37	17.35	133.80	24.96	133.80	16.97	0.70	4.53	NM
PSBH PSB Hldgs Inc MHC of CT (42.9)	11.14	9.74	0.23	2.08	2.50	0.22	1.95	2.24	26.49	1.10	40.00	83.12	9.26	96.53	NM	0.16	2.50	NM
PBHC Pathfinder BC MHC of NY (39.5)	5.63	4.89	0.51	6.17	7.13	0.51	6.17	1.67	61.74	1.50	14.03	127.08	7.16	147.54	14.03	0.12	0.89	12.50
PEOP Peoples Fed Bancshrs Inc of MA*	18.17	18.17	0.39	2.09	1.96	0.37	1.97	0.37	187.85	0.86	NM	108.81	19.78	108.81	NM	0.16	0.89	45.71
PBCT Peoples United Financial of CT*	14.72	8.52	0.77	4.79	5.12	0.72	4.47	1.57	38.14	0.81	19.54	98.28	14.46	181.99	20.92	0.65	4.38	NM
PBSK Poage Bankshares, Inc. of KY*	19.90	19.90	0.70	3.61	4.59	0.71	3.66	0.38	181.98	1.12	21.80	80.73	16.06	80.73	21.46	0.20	1.43	31.25
PBCP Polonia Bancorp, Inc. of PA*	14.28	14.28	-0.10	-0.69	-0.79	-1.33	-9.17	NA	NA	0.66	NM	86.92	12.41	86.92	NM	0.00	0.00	NM
PROV Provident Fin. Holdings of CA*	13.63	13.63	1.52	11.88	12.49	-1.43	-11.16	1.95	53.71	1.28	8.01	94.55	12.89	94.55	NM	0.40	2.75	21.98
PBIP Prudential Bancorp Inc of PA*	23.12	23.12	0.40	3.73	2.06	0.40	3.73	1.16	33.42	0.76	NM	83.15	19.22	83.15	NM	0.00	0.00	0.00
PULB Pulaski Fin Cp of St. Louis MO*	7.74	7.45	0.62	6.91	6.45	-0.01	-0.09	4.84	29.67	1.70	15.51	130.24	10.08	135.71	NM	0.38	3.27	50.67
RVSB Riverview Bancorp, Inc. of WA*	10.26	7.24	0.60	5.97	6.80	0.51	5.11	5.18	33.51	2.61	14.71	85.83	8.80	125.61	17.17	0.00	0.00	0.00
RCKB Rockville Fin New, Inc. of CT(8)*	13.30	13.26	0.80	5.34	4.51	0.64	4.26	0.88	95.31	1.13	22.17	125.24	16.66	125.69	27.82	0.40	2.82	62.50
SIFI SI Financial Group, Inc. of CT*	11.16	9.82	-0.11	-0.88	-0.77	0.04	0.29	1.11	41.74	0.61	NM	98.49	11.00	113.62	NM	0.12	1.02	NM
SPBC SP Bancorp, Inc. of Plano, TX*	10.80	10.80	0.48	4.29	4.45	0.07	0.62	1.39	52.88	1.00	22.47	97.02	10.48	97.02	NM	0.00	0.00	0.00
SVBI Severn Bancorp, Inc. of MD*	7.58	7.55	-2.35	-18.94	NM	-2.66	-21.44	9.35	16.10	2.00	NM	80.78	6.12	81.18	NM	0.00	0.00	NM
SMPL Simplicity Bancorp of CA*	17.26	16.86	0.68	4.07	4.58	0.54	3.20	2.61	25.22	0.76	21.84	90.95	15.70	93.55	27.76	0.32	1.95	42.67
SIBC State Investors Bancorp of LA*	16.47	16.47	0.17	0.95	1.11	0.17	0.95	NA	NA	0.59	NM	88.66	14.60	88.66	NM	0.00	0.00	0.00
THRD TF Financial Corporation of PA*	11.14	10.62	0.88	7.64	6.98	1.19	10.31	1.62	49.42	1.06	14.32	100.07	11.14	105.58	10.61	0.40	1.36	19.42
TFSL TFS Fin Corp MHC of OH (26.5)	16.60	16.53	0.49	3.03	1.53	0.44	2.69	NA	NA	0.91	NM	194.71	32.33	195.68	NM	0.00	0.00	0.00
TBNK Territorial Bancorp, Inc of HI*	13.61	13.60	0.96	6.88	6.50	0.72	5.15	0.50	21.55	0.20	15.39	108.33	14.75	108.44	20.56	0.56	2.48	38.10
TSBK Timberland Bancorp, Inc. of WA*	10.43	9.73	0.51	4.15	5.17	0.25	2.04	6.24	23.94	1.99	19.36	92.93	9.69	100.39	39.46	0.12	1.17	22.64
TRST TrustCo Bank Corp NY of NY*	7.95	7.93	0.88	10.88	5.88	0.86	10.61	1.33	80.28	1.68	17.00	185.37	14.75	185.87	17.43	0.26	3.73	63.41
UCBA United Community Bancorp of IN*	14.35	13.81	0.55	4.26	5.11	0.40	3.10	4.22	25.36	2.17	19.58	75.58	10.84	79.02	26.93	0.24	2.23	43.64
UCFC United Community Fin. of OH*	10.44	10.44	0.19	1.92	1.93	-0.17	-1.64	3.61	33.16	2.04	NM	99.45	10.38	99.45	NM	0.00	0.00	0.00
UBNK United Financial Bncrp of MA(8)*	12.16	10.56	0.38	2.99	2.32	0.64	5.10	0.76	72.31	0.72	NM	123.07	14.96	144.25	25.25	0.44	2.32	NM
WSFS WSFS Financial Corp. of DE*	8.42	7.59	0.92	9.86	5.98	0.88	9.42	1.29	72.49	1.44	16.74	179.30	15.09	200.50	17.51	0.48	0.63	10.60
WVFC WVS Financial Corp. of PA*	10.83	10.83	0.32	2.86	3.58	0.32	2.79	0.56	19.09	0.92	27.95	78.95	8.55	78.95	28.60	0.16	1.30	36.36
WSBF Waterstone Fin MHC of WI(26.2)(8)	13.32	13.29	1.87	15.10	8.45	-1.51	-12.17	6.63	23.33	2.08	11.84	170.84	22.76	171.34	NM	0.00	0.00	0.00
WAYN Wayne Savings Bancshares of OH*	9.63	9.22	0.51	5.20	6.63	0.49	4.98	2.14	35.49	1.17	15.08	80.35	7.73	84.26	15.75	0.32	2.99	45.07
WEBK Wellesley Bancorp, Inc. of MA*	11.01	11.01	0.64	5.42	5.05	0.57	4.88	NA	NA	1.15	19.79	104.99	11.56	104.99	21.99	0.00	0.00	0.00
WBB Westbury Bancorp, Inc. of WI*	16.68	16.68	-0.08	-0.51	-0.65	-0.08	-0.51	2.50	31.37	1.23	NM	78.89	13.16	78.89	NM	0.00	0.00	NM
WFD Westfield Fin. Inc. of MA*	12.35	12.35	0.50	3.58	4.26	0.34	2.43	1.37	41.83	1.18	23.48	96.17	11.87	96.17	34.67	0.24	3.30	NM
WBKC Wolverine Bancorp, Inc. of MI*	21.66	21.66	0.60	2.73	3.20	0.05	0.23	4.07	62.95	3.02	31.22	85.83	18.59	85.83	NM	0.00	0.00	0.00

EXHIBIT 2

Pro Forma Analysis Sheet

Exhibit 2
PRO FORMA ANALYSIS SHEET
Sugar Creek Financial Corp.
Prices as of January 17, 2014

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Illinois Companies Mean	Illinois Companies Median	All Public Mean	All Public Median
Price-earnings multiple	=	P/E	19.69x	20.89x	17.22x	16.65x	16.96x	19.29x	18.75x
Price-core earnings multiple	=	P/CE	20.17x	21.19x	17.05x	17.75x	17.20x	21.57x	20.92x
Price-book ratio	=	P/B	52.12%	86.91%	86.52%	95.59%	90.67%	102.57%	97.38%
Price-tangible book ratio	=	P/TB	52.12%	90.72%	90.18%	101.71%	98.95%	110.98%	103.02%
Price-assets ratio	=	P/A	7.45%	13.13%	13.17%	12.31%	12.51%	13.55%	12.76%

Valuation Parameters

				Adjusted	
Pre-Conversion Earnings (Y)	$369,000	(12 Mths 12/13)	ESOP Stock Purchases (E)	8.00%	
Pre-Conv. Core Earnings (YC)	$361,000	(12 Mths 12/13)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$10,393,219	12/2013	ESOP Amortization (T)	15.00	Years
Intangible Assets	$0	12/2013	RRP Programs as % of Offering (M)	4.00%	
Pre-Conv. Tang. Book Value (TB)	$10,393,219	12/2013	RRP Programs Vesting (N)	5.00	Years
Pre-Conversion Assets (A)	$86,900,000	12/2013	Fixed Expenses	$925,000	
Reinvest Rate (12/2013 5Yr Tr.)	1.75%		Variable Expenses (@Midpoint)	0.00%	
Tax rate (TAX)	39.50%		Percentage Sold (PCT)	56.3687%	
After Tax Reinvest. Rate (R)	1.06%		MHC Assets (No Change)	$0	
Est. Conv. Expenses (1)(X)	24.67%		MHC Equity	$96,219	
Insider Purchases	$155,000		Options as % of Offering (O1)	10.00%	
Price/Share	$7.00		Estimated Option Value (O2)	38.57%	
Foundation Cash Contrib. (FC)	0.00%		Option Vesting Period (O3)	5.00	Years
Foundation Stock Contrib. (FS)	0.00%	Shares	% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (FT)	$0				

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $6,652,639

2. $V = \frac{P/E * (Y)}{1 - P/Core\ E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $6,652,639

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $6,652,639

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $6,652,639

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $6,652,639

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	708,483	548,390	1,256,873	0	1,256,873	1.3840
Maximum	616,072	476,861	1,092,933	0	1,092,933	1.2035
Midpoint	535,715	414,662	950,377	0	950,377	1.0465
Minimum	455,358	352,463	807,821	0	807,821	0.8895

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion Value	Foundation Value	Total Market Capitalization
Supermaximum	$4,959,381	$3,838,730	$8,798,111	$0	$8,798,111
Maximum	4,312,504	3,338,027	7,650,531	0	7,650,531
Midpoint	3,750,005	2,902,634	6,652,639	0	6,652,639
Minimum	3,187,506	2,467,241	5,654,747	0	5,654,747

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT 3

Pro Forma Effect of Conversion Proceeds

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sugar Creek Financial Corp.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio	
Fully Converted Value	$5,654,747
Exchange Ratio	0.88950
2nd Step Offering Proceeds	$3,187,506
Less: Estimated Offering Expenses	925,000
2nd Step Net Conversion Proceeds (Including Foundation)	$2,262,506

2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$2,262,506
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(255,000)
Less: MRP Stock Purchases (2)	(127,500)
Net Proceeds to be Reinvested	$1,880,005
Estimated after-tax net incremental rate of return	1.06%
Earnings Increase	$19,905
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(10,285)
Less: Stock Programs Vesting (3)	(15,428)
Less: Stock Option Plan Vesting (4)	(22,161)
Net Earnings Increase	($27,969)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2013 (reported)	$369,000	($27,969)	$341,031
12 Months ended December 31, 2013 (core)	$361,000	($27,969)	$333,031

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
December 31, 2013	$10,393,219	$1,880,005	$0	$12,273,224
December 31, 2013 (Tangible)	$10,393,219	$1,880,005	$0	$12,273,224

5. Pro Forma Assets	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2013	$86,900,000	$1,880,005	$0	$88,780,005

(1) Includes ESOP purchases of 8.0% of the second step offering.
(2) Includes MRP purchases of 4.0% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 39.50%
(4) Options of 10.0% of the second step offering, valuation based on Black-Scholes model, 5 year vesting, assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sugar Creek Financial Corp.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$6,652,639
Exchange Ratio	1.04650
2nd Step Offering Proceeds	$3,750,005
Less: Estimated Offering Expenses	925,000
2nd Step Net Conversion Proceeds (Including Foundation)	$2,825,005

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$2,825,005
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(300,000)
Less: MRP Stock Purchases (2)	(150,000)
Net Proceeds to be Reinvested	$2,375,004
Estimated after-tax net incremental rate of return	1.06%
Earnings Increase	$25,145
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(12,100)
Less: Stock Programs Vesting (3)	(18,150)
Less: Stock Option Plan Vesting (4)	(26,072)
Net Earnings Increase	($31,177)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2013 (reported)	$369,000	($31,177)	$337,823
12 Months ended December 31, 2013 (core)	$361,000	($31,177)	$329,823

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2013	$10,393,219	$2,375,004	$0	$12,768,223
December 31, 2013 (Tangible)	$10,393,219	$2,375,004	$0	$12,768,223

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2013	$86,900,000	$2,375,004	$0	$89,275,004

(1) Includes ESOP purchases of 8.0% of the second step offering.
(2) Includes MRP purchases of 4.0% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 39.50%
(4) Options of 10.0% of the second step offering, valuation based on Black-Scholes model, 5 year vesting, assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sugar Creek Financial Corp.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$7,650,531
Exchange Ratio	1.20350
2nd Step Offering Proceeds	$4,312,504
Less: Estimated Offering Expenses	925,000
2nd Step Net Conversion Proceeds (Including Foundation)	$3,387,504

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$3,387,504
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(345,000)
Less: MRP Stock Purchases (2)	(172,500)
Net Proceeds to be Reinvested	$2,870,004
Estimated after-tax net incremental rate of return	1.06%
Earnings Increase	$30,386
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(13,915)
Less: Stock Programs Vesting (3)	(20,873)
Less: Stock Option Plan Vesting (4)	(29,983)
Net Earnings Increase	($34,384)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2013 (reported)	$369,000	($34,384)	$334,616
12 Months ended December 31, 2013 (core)	$361,000	($34,384)	$326,616

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2013	$10,393,219	$2,870,004	$0	$13,263,223
December 31, 2013 (Tangible)	$10,393,219	$2,870,004	$0	$13,263,223

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2013	$86,900,000	$2,870,004	$0	$89,770,004

(1) Includes ESOP purchases of 8.0% of the second step offering.
(2) Includes MRP purchases of 4.0% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 39.50%
(4) Options of 10.0% of the second step offering, valuation based on Black-Scholes model, 5 year vesting, assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sugar Creek Financial Corp.
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$8,798,111
Exchange Ratio	1.38400
2nd Step Offering Proceeds	$4,959,381
Less: Estimated Offering Expenses	925,000
2nd Step Net Conversion Proceeds (Including Foundation)	$4,034,381

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$4,034,381
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(396,750)
Less: MRP Stock Purchases (2)	(198,375)
Net Proceeds to be Reinvested	$3,439,255
Estimated after-tax net incremental rate of return	1.06%
Earnings Increase	$36,413
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(16,002)
Less: Stock Programs Vesting (3)	(24,003)
Less: Stock Option Plan Vesting (4)	(34,480)
Net Earnings Increase	($38,073)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2013 (reported)	$369,000	($38,073)	$330,927
12 Months ended December 31, 2013 (core)	$361,000	($38,073)	$322,927

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2013	$10,393,219	$3,439,255	$0	$13,832,474
December 31, 2013 (Tangible)	$10,393,219	$3,439,255	$0	$13,832,474

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2013	$86,900,000	$3,439,255	$0	$90,339,255

(1) Includes ESOP purchases of 8.0% of the second step offering.
(2) Includes MRP purchases of 4.0% of the second step offering.
(3) ESOP amortized over 15 years, MRP amortized over 5 years, tax effected at: 39.50%
(4) Options of 10.0% of the second step offering, valuation based on Black-Scholes model, 5 year vesting, assuming 25% taxable.

EXHIBIT 4

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®") provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies, insurance companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, developing strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses, valuing intangible assets and supporting the implementation of post-acquisition strategies. Our merger advisory services involve transactions of financially healthy companies and failed bank deals. RP® is also expert in de novo charters and shelf charters. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, merger accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are facilitated by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (33)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (29)	(703) 647-6546	wpommerening@rpfinancial.com
Marcus Faust, Managing Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Gregory E. Dunn, Director (31)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (27)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (26)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (23)	(703) 647-6552	tbiddle@rpfinancial.com
Carla Pollard, Senior Vice President (25)	(703) 647-6556	cpollard@rpfinancial.com

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com